Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 29, 2025, except as otherwise noted. In this Circular, the symbol “$” refers to the American dollar and the symbol “CAN $” or “CAD” refers to the Canadian dollar.

ITEM I.	INFORMATION RELATING TO VOTING

The following question and answer sections of the Circular provide guidance on how to (i) attend the annual meeting of shareholders of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) to be conducted online only through a live audio webcast at https://meetnow.global/MTPTSMV on Thursday, May 29, 2025, at 10:00 a.m. (Eastern Time) (the “Meeting”), (ii) vote your common shares (the “Common Shares”) at the Meeting, and (iii) ask questions at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation of proxies will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopy, e-mail or in person. Our officers and employees will receive no compensation for these services. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of Common Shares.

Who can vote at the Meeting?

Holders of record of Common Shares as at the close of business on April 29, 2025 (the “Record Date”) are entitled to receive notice of, attend, participate and vote at, the Meeting or any adjournment thereof.

Non-Registered Shareholders (as defined below) as of the Record Date who have appointed themselves as proxyholders are entitled to attend, participate and vote at, the Meeting or any adjournment thereof. Persons attending the Meeting as “guests” will NOT be entitled to vote at the Meeting.

No person becoming a shareholder of the Corporation after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

What will I be voting on?

The purpose for which the Meeting has been convened is set forth in the notice of meeting dated April 30, 2025 (the “Notice of Meeting”).

How will the matters to be discussed at the Meeting be voted on?

We refer you to each section of the matters to be presented at the Meeting for a description of the votes necessary to adopt or pass a resolution in order to decide each such matters.

Am I a registered shareholder or a non-registered shareholder and what is the difference?

Registered shareholders of Common Shares (the “Registered Shareholders”) hold Common Shares of the Corporation registered in their names with the Corporation’s transfer agent, Computershare, and such Common Shares are generally evidenced by a share certificate or direct registration statement.

INFORMATION RELATING TO VOTING	PAGE 1
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Non-registered shareholders of Common Shares (the “Non-Registered Shareholders”) beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (the “Intermediaries”). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. The Corporation and its transfer agent do not have a record of the Non-Registered Shareholders and, as a result, will have no knowledge of your shareholdings and entitlement to vote. Therefore, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such Non-Registered Shareholder’s instructions.

INFORMATION RELATING TO VOTING	PAGE 2
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

How do I vote?

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Common Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form are directors of the Corporation. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Corporation, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy” below.

The persons named or appointed in the form of proxy will vote (or withhold from voting, where applicable) your Common Shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the Common Shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxyholder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

2.	Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend, participate and vote at the Meeting” below.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will NOT be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you MUST appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend, participate and vote at the Meeting” below.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering the Third Party Proxyholder is an ADDITIONAL step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

INFORMATION RELATING TO VOTING	PAGE 3
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Below are the steps to appoint a Third Party Proxyholder:

•

Step 1: Submit your form of proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Investor Services Inc. (“Computershare”) with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below for additional details.

•

Step 2: Register your proxyholder: To register a Third Party Proxyholder, shareholders MUST visit http://www.computershare.com/Theratech prior to 5:00 p.m. (Eastern time) on May 27, 2025, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the Third Party Proxyholder with a Username via email. Without a Username, a Third Party Proxyholder will not be able to vote at the Meeting.

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as a Third Party Proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I attend, participate and vote at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend, participate and vote at the Meeting?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to service@computershare.com (if by email), or Computershare Investor Services Inc., 1500 Robert-Bourassa Boulevard, Montreal, Québec H3A 3S8 (if by courier), and in both cases, must be labeled as “legal proxy” and received prior to 5:00 p.m. (Eastern time) on May 27, 2025.

How do I attend, participate and vote at the Meeting?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via a live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to vote at the Meeting, shareholders must have a valid Username.

INFORMATION RELATING TO VOTING	PAGE 4
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MTPTSMV. Such persons may then enter the Meeting by clicking “I have a login” and by entering a Username before the start of the Meeting:

•	Registered Shareholders: The control number located on the form of proxy or in the email notification you received is the Username.

If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote at the Meeting.

•	Third Party Proxyholders: Computershare will provide registered Third Party Proxyholder with a Username by email after the voting deadline has passed.

Only Registered Shareholders and duly registered Third Party Proxyholder will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend as a “guest” only and will NOT be able to vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” above.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy” above.

If you attend the Meeting and are entitled to vote thereat, it will be important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow enough time to check into the Meeting online and complete the related procedure.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 1500 Robert-Bourassa Boulevard, Montreal, Quebec H3A 3S8, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare prior to 5:00 p.m. (Eastern time) on May 27, 2025, or if the Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your Intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

INFORMATION RELATING TO VOTING	PAGE 5
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

How can I revoke my proxy?

If you are a Registered Shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote at the Meeting.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Can I ask questions at the Meeting?

Registered Shareholders and Non-Registered Shareholders who log into the Meeting will be entitled to ask questions in writing during the Meeting by using the “Q&A” tab of the platform that will be available for that purpose. Questions will be reviewed by the Corporation during the Meeting, but not all questions will be answered by directors or members of management attending the Meeting. Questions for which answers will be provided during the Meeting will be read and answered verbally by directors and/or members of management attending the Meeting. The Corporation does not undertake to answer all of the questions asked nor to communicate with each individual who asked questions during the Meeting to provide them with the answers thereof.

Who can I call with questions?

If you require assistance in completing your form of proxy, please contact Computershare, toll-free at 1-800-564-6253, or by email at service@computershare.com, or by mail at:

Computershare Investor Services Inc.

1500 Robert-Bourassa Boulevard

Montreal, Québec H3A 3S8

Voting Securities and Principal Holders

As at April 29, 2025, there were 45,980,019 Common Shares of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the list of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 29, 2025, being the date fixed by the Board of Directors for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting, will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof.

INFORMATION RELATING TO VOTING	PAGE 6
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

To our knowledge, based on information publicly available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), the table below details the names of shareholders of the Corporation that beneficially own, or have control over, ten percent (10%) or more of the issued and outstanding Common Shares and the number of Common Shares held by each of them as at the date of the public filings each of them has made.

Names of shareholders	Number of Common Shares	Percentage of Common Shares
Investissement Québec	9,118,184	19.8%
Soleus Capital Master Fund, L.P.	4,801,375	10.4%

INFORMATION RELATING TO VOTING	PAGE 7
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2024, together with the auditors’ report thereon will be presented at the Meeting. The financial statements have already been mailed to you if you requested them, prior to the mailing of this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov as part of our Form 20-F dated February 26, 2025. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently comprised of eight (8) directors.

Advance Notice By-Law

On June 12, 2020, the Board adopted By-Law No. 4 (the “Advance Notice By-Law”). The Advance Notice By-Law was approved by the shareholders on July 16, 2020.

The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. In particular, the Advance Notice By-Law sets a period of at least (30) days prior to the date of an annual meeting of shareholders, or of any postponement or adjournment thereof, at which directors are to be elected for the submission to the Corporation by shareholders of a notice of director nominations. It also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-Law will allow the Corporation to receive adequate prior written notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability to act as directors. It will also facilitate an orderly and efficient meeting process.

Majority Voting Policy

The Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors pursuant to which a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for” will have to tender his/her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his/her resignation will not be part of any committee or Board deliberations pertaining to his/her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 8
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Nominees

All of the nominees mentioned below for the director positions of the Corporation are elected for a one-year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Management proposes that eight (8) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as a director.

The following table sets forth, for each nominee, the following information:

•	his/her name;

•	his/her age;

•	his/her municipality/city/province/state of residence;

•	his/her independence from the Corporation;

•	the date he/she became a director;

•	his/her principal occupation;

•	his/her biography;

•	his/her areas of expertise;

•	his/her memberships on the committees of the Board of the Corporation;

•	the number of Board and committee meetings attended in the fiscal year ended November 30, 2024, while acting as a director and committee member;

•	the number of Common Shares, deferred share units (“DSUs”) and stock options held or controlled as at the date of this Circular;

•	his/her compliance with the Shareholding Policy as at November 30, 2024; and

•	whether he/she acts as a director of other public companies.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSU and stock options held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on SEDAR+ by insiders as at that date.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 9
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Joseph P. Arena

Age: 70

Norristown, Pennsylvania,

USA

Independent

Director since:

May 13, 2021

Areas of Expertise:

•  Regulatory Affairs

•  Drug Development

•  Medical Education

•  Management

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Principal Occupation         Corporate Director

Joseph Arena was elected to the Board of Directors of Theratechnologies in May 2021.

Joseph Arena was Vice President, Oncology Products, Global Regulatory Affairs at Pfizer, Inc. (“Pfizer”) between 2018 and 2021. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in oncology. The group was responsible for regulatory strategy and registration of products globally. His tasks included providing guidance on the worldwide regulatory requirements for registration of new chemical entities and new claims, identification of pharmaceutical, toxicological and clinical developmental issues and problem resolution, overseeing the preparation of high quality, effective regulatory submissions, providing oversight and input for all communications agencies and leading scientific teams in direct negotiations with agencies on all issues of product development, product registration and labeling (including post-marketing surveillance).

Prior to acting as Vice President, Oncology Products, Global Regulatory Affairs, he acted as Vice President, Cardiovascular and Metabolic Products, between 2016 and 2018 when he joined the Pfizer Worldwide Safety and Regulatory organization. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in Cardiovascular and Metabolic Diseases. The group was responsible for regulatory strategy and registration of products globally.

Prior to joining Pfizer, he was at Merck and Co. Inc. (“Merck”) where he held the role of Vice President, Therapeutic Area Lead Oncology, Immunology and in vitro Diagnostics from 2015 to 2016. His team provided global leadership to development teams for oncology and immunology products and in vitro diagnostics across the portfolio. The group was responsible for regulatory strategy and registration of Merck’s products globally with a focus on the United States, European Union, China and Japan.

Mr. Arena began his career as a research scientist in 1989 at Merck Research Laboratories in Rahway, New Jersey. In 1996, he moved to a position in Regulatory Affairs International focusing primarily on Merck’s cardiovascular products. He eventually assumed management and leadership roles with Regulatory Affairs International, including management of therapeutic areas in Diabetes, Neuroscience, Atherosclerosis and Cardiovascular.

Mr. Arena received his B.S. in Pharmacy from St. John’s University in Queens, New York. After four (4) years in community and hospital settings, he attended the University of Medicine and Dentistry of New Jersey and received a Ph.D. in Pharmacology, followed by a post-doctoral fellowship in the Physiology Department at the University of Rochester in New York.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			19	90
Compensation Committee			4	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
13,750	Nil	31,903
Committees of the Board of Directors
Member of the Compensation Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 10
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

\

Frank A. Holler

Age: 68

Summerland, B.C.,

Canada

Independent

Director since:

June 23, 2021

Areas of Expertise:

•  Corporate Finance

•  Life Sciences

•  Management

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

Delivra Health Brands Inc.

Principal Occupation   Corporate Director – Chair of the Board of the Corporation

                President and CEO,  Ponderosa Capital Inc.

Frank A. Holler was appointed to the Board of Directors in June 2021.

He is currently the President & CEO of Ponderosa Capital Inc. He previously served as Chairman & CEO of BC Advantage Funds (VCC) Ltd., a venture capital firm investing in emerging technology companies in British Columbia.

He also served as President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals.

Prior to working in biotechnology and healthcare, Mr. Holler was a Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).

Mr. Holler acts as Executive Chair of one additional public company: Delivra Health Brands Inc. in British Columbia, Canada.

Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			21	100
Audit Committee			5	100
Nominating and Corporate Governance Committee(1)			1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
59,750	1,325	31,704
Committees of the Board of Directors
Chair of Audit Committee
Member of the Nominating and Corporate Governance Committee

(1)	Mr. Holler was appointed a member of the Nominating and Corporate Governance Committee on May 9, 2024. One meeting of such committee was held following his appointment to this committee.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 11
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Paul Lévesque

Age: 61

Westmount, Québec, Canada

Non-independent

Director since:

April 6, 2020

Areas of Expertise:

•  Pharmaceutical Industry

•  Sales and Marketing

•  Management

•  Human Resources

Compliance with Shareholding Policy:

N.A.

Other Public Company

Directorship:

None

Principal Occupation     President and Chief Executive Officer of the  Corporation

Paul Lévesque has built an enviable reputation in the pharmaceutical industry both here and abroad. He is recognized for his track record at delivering growth.

Paul has worked in the research-based pharmaceutical industry since 1985. He started with Upjohn Canada and then joined Pfizer Canada in 1992. He went on to occupy increasingly senior positions within the organization including as Vice President of Marketing in Canada and in France, Country Manager for Canada, Chief Marketing Officer for the U.S. in Primary Care and as Regional President in Asia-Pacific for the innovative division of Pfizer.

He also assumed the role of Global President and General Manager for the Rare Disease Unit until he joined Theratechnologies on April 6, 2020.

Paul carries a passion for bringing to patients therapies in areas of unmet medical needs and will put to contribution his learnings from his 35 years in the pharmaceutical industry.

Paul holds a BSc in biochemistry from Laval University and a Diploma in Management from McGill University.

Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			21	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
72,800	Nil	2,033,682
Committees of the Board of Directors
N.A.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 12
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Andrew Molson

Age: 57

Westmount, Québec, Canada

Independent

Director since:

October 15, 2020

Areas of Expertise:

•  Communications

•  Governance

Compliance with Shareholding Policy:

Yes

Other Public Company

Directorship:

Molson Coors Beverage Company; and

Dundee Corporation

Principal Occupation              Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting eight strategic communications firms across Canada, the U.S., Europe and the Middle East. He also serves on several boards of directors, including Molson Coors Beverage Company, Groupe Deschênes Inc., Dundee Corporation and the CH Group, owner of Evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011. Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, the Québec Blue Cross, the Evenko foundation for emerging talent and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Mr. Molson holds a Bachelor of Laws from Laval University (Quebec City). He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College).

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			19	90
Compensation Committee			4	100
Nominating and Corporate Governance Committee			3	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
137,500	2,531	35,019
Committees of the Board of Directors
Member of Compensation Committee
Chair of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 13
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dawn Svoronos

Age: 71

Hudson, Québec

Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

•  Pharmaceutical Industry

•  Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

Xenon Pharmaceuticals Inc.;

Adverum Biotechnologies, Inc; and

Acelyrin, Inc.

Principal Occupation       Corporate Director

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of three other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada; Adverum Biotechnologies, Inc. in Redwood City, California; and Acelyrin, Inc. in Agoura Hills, California.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			20	95
Nominating and Corporate Governance Committee			3	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
110,900	214	49,205
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 14
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Elina Tea

Age: 48

Montreal, Québec Canada

Independent

Director since:

April 5, 2024

Areas of Expertise:

•  Finance

•  Merger & Acquisitions

•  Human Resources

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Principal Occupation            Chief Financial Officer, GLS North America

Ms. Tea is the Chief Financial Officer of GLS North America. In her current role, she oversees all operational and strategic matters with the finance, M&A, legal, and human resources departments of the GLS Canada and GLS US businesses. She previously served as Chief Financial Officer at Vosker Corp and Vice-President, Corporate Development at Cogeco Communications, and has amassed considerable financial and business development experience at a range of companies including SNC-Lavalin (Office of the President), Desjardins Group, RBC Capital Market, and Ernst & Young Corporate Finance.

Ms. Tea holds a Bachelor of Commerce degree, with a double concentration in Accounting and Finance from McGill University and is a Chartered Financial Analyst.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors(1)			14	93
Audit Committee			4	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
Nil	Nil	22,727
Committees of the Board of Directors
Member of Audit Committee(2)

(1)	Since her appointment and election as a director of the Corporation, the Corporation held 15 meetings of the Board.
(2)	If elected, it is the intent of the Board to appoint Ms. Tea as Chair of the Audit Committee after the Meeting.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 15
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Dale Weil

Age: 69

Baie d’Urfé, Québec

Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

•  Healthcare Industry

•  Commercialization of products

•  Management

•  Strategic Planning

Compliance with Shareholding Policy:

Yes

Other Public Company Directorship:

None

Principal Occupation             Corporate Director

Ms. Dale Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, from August 1999 to February 2018, during which time she occupied various executive leadership positions across a number of businesses and strategic initiatives.

Ms. Weil holds a Master’s in business administration from McGill University and has obtained her certification as a certified director after successfully completing the Institute of Corporate Directors program.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors			20	95
Compensation Committee			4	100
Nominating and Corporate Governance Committee			3	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
44,160	1,383	45,455
Committees of the Board of Directors
Chair of Compensation Committee
Member of Nominating and Corporate Governance Committee

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 16
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Jordan Zwick

Age: 38

Raleigh, North Carolina
USA

Independent

Director since:

March 21, 2024

Areas of Expertise:

•  Biotech and Pharmaceutical Industries

•  Finance

•  Mergers & Acquisitions

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Principal Occupation        Chief Business Officer, Mirador Therapeutics, Inc.

Mr. Jordan Zwick is the Chief Business Officer and one of the founding team members at Mirador Therapeutics, Inc., a privately-held company. Mr. Zwick is an experienced leader in corporate strategy and business development in the biopharmaceutical sector. Mr. Zwick served as strategic advisor to Prometheus Biosciences prior to its sale to Merck in June 2023. Previously, Mr. Zwick served as Senior Vice President, Corporate Business Development and Investor Relations at Amarin Corp, closing multiple transactions for global partnering of the lead asset. Mr. Zwick served as Senior Vice President, Chief Strategy Officer at InflaRx N.V. , where he was responsible for leading corporate strategy, business & corporate development, investor relations and was instrumental in the public financings of the company. Mr. Zwick has vast industry operational experience at companies such as Medtronic, Salix Pharmaceuticals and Bausch Health. As part of the team that sold Salix to Valeant Pharmaceuticals (now Bausch Health Companies) for $14.5 billion in 2015, Mr. Zwick eventually became head of strategy at the Salix business unit, responsible for leading all business development transactions, alliance management, strategic planning and portfolio management, playing a key role in the turnaround story of Bausch Health.

He holds a B.A., M.S. degrees from Florida Atlantic University and a M.B.A. from the University of San Francisco.

Committee Membership and Meetings Attended in Fiscal Year 2024			#	%
Board of Directors(1)			15	100
Audit Committee			4	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
Nil	Nil	22,296
Committees of the Board of Directors
Member of Audit Committee

(1)	Since his appointment and election as a director of the Corporation, the Corporation held 15 meetings of the Board.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 17
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. The goal of the compensation policy is to attract and retain qualified directors.

Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted stock options under the Option Plan (as defined below) as part of their annual compensation. The Compensation Committee reviews the compensation of the Board and its committees annually at the same time that it reviews the compensation of the executive officers of the Corporation.

At its meeting of the Board of Directors in November 2023, the Board of Directors determined that the compensation to be paid to directors who are not employed on a full-time basis by the Corporation for the fiscal year ended November 30, 2024, was as set forth in the table below.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2024
	Annual Retainer(1)	Value in Stock Options(1)
Annual Retainer to Chair of the Board	$121,094	$25,686
Annual Retainer to Board Members	$44,034	$25,686
Annual Retainer to Chair of the Audit Committee	$11,742	N.A.
Annual Retainer to Chair of the Compensation Committee	$8,806	N.A.
Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$7,339	N.A.
Annual Retainer to Audit Committee Members	$5,871	N.A.
Annual Retainer to Compensation Committee Members	$2,936	N.A.
Annual Retainer to Nominating and Corporate Governance Committee Members	$2,936	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD1.00 = $0.7339.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 18
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2024, and the value thereof. These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

Name	Fees earned(1)	Share-based awards(2)		Option- based awards(3)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Joseph Arena(4)	46,970	—	—	25,448	—	—	—	72,418
Frank Holler(5)	94,306	—	—	25,353	—	—	—	119,659
Gérald A. Lacoste(6)	14,311	—	—	—	—	—	—	14,311
Paul Lévesque(7)	—	—	—	—	—	—	—	—
Andrew Molson	51,006	—	—	25,353	—	—	—	76,359
Dawn Svoronos	85,499	—	—	25,353	—	—	—	110,852
Elina Tea(8)	35,961	—	—	25,353	—	—	—	61,314
Alain Trudeau(9)	13,944	—	—	—	—	—	—	13,944
Dale Weil	55,776	—	—	25,353	—	—	—	81,129
Jordan Zwick(10)	37,429	—	—	25,448	—	—	—	62,877

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.
(2)

Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (“DSU Plan”). No DSU was issued in the last fiscal year. See “Deferred Share Unit Plan” below for a description of the DSU Plan.

(3)

Each director who was not employed on a full-time basis by the Corporation on December 1, 2023, were granted on October 11, 2024, 22,727 options (22,926 for each of Mr. Arena and Mr. Zwick) having an aggregate value of approximately $25,353. Options are issued under the share option plan (“Option Plan”). See “Option Plan” below for a description of the Option Plan. The number of stock options issued was determined based on the Black-Scholes value as at October 10, 2024, which was CAD 1.52 and $1.11, respectively.

Each option will expire on October 11, 2034, and entitles the holder thereof to purchase one Common Share at an exercise price of CAD 1.75 ($1.26 for each of Mr. Arena and Mr. Zwick). The exercise price of the option was based on the closing price of the Common Shares on the TSX on October 10, 2024. Per the terms of the Option Plan, the exercise price of Mr. Arena’s and Mr. Zwick’s options was based on the closing price of the Common Shares on the Nasdaq on October 10, 2024, since Mr. Arena and Mr. Zwick are U.S. residents. Each option vested on the date of grant.

(4)

All cash-based compensation related to Mr. Arena’s directorship is paid to JP Arena Regulatory Consulting, LLC, a company controlled by Mr. Arena, under the terms of a consulting agreement entered into between the Corporation and this entity with an effective date of May 13, 2021.

(5)	Mr. Holler became Chair of the Audit Committee in February 2024 and Chair of the Board in May 2024.
(6)	Mr. Lacoste did not seek reelection as a director at the May 9, 2024, annual meeting of shareholders.
(7)	No compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position as President and Chief Executive Officer of the Corporation.
(8)

All cash-based compensation related to Ms. Tea’s directorship is paid to Aranya Conseil Inc., a company controlled by Ms. Tea, under the terms of a consulting agreement entered into between the Corporation and this entity with an effective date of April 5, 2024.

(9)	Mr. Trudeau resigned from the Board of Directors and all committees of the Board of Directors in February 2024.
(10)	Mr. Zwick was appointed to the Board of Directors in March 2024.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 19
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2024 for each of the directors who was not an employee of the Corporation as at that date.

	Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Joseph Arena	3,543	13.20	(3)	2031.12.01	—	—	—	—
	5,434	3.80	(3)	2033.02.28	—
	22,926	1.26	(3)	2034.10.11	—
Frank Holler	3,543	16.84		2031.12.01	—	—	—	—
	5,434	5.16		2033.02.28	—
	22,727	1.75		2034.10.11	—
Andrew Molson	3,315	15.72		2031.02.26	—	—	—	—
	3,543	16.84		2031.12.01	—
	5,434	5.16		2033.02.28	—
	22,727	1.75		2034.10.11	—
Dawn Svoronos	3,750	9.80		2026.07.12	—	—	—	267
	3,749	26.92		2027.05.16	—
	1,812	38.24		2028.04.06	—
	2,225	35.04		2029.02.26	—
	2,650	12.88		2030.02.26	—
	3,315	15.72		2031.02.26	—
	3,543	16.84		2031.12.01	—
	5,434	5.16		2033.02.28	—
	22,727	1.75		2034.10.11	—
Elina Tea	22,727	1.75		2034.10.11	—	—	—	—
Dale Weil	3,749	26.92		2027.05.16	—	—	—	1,725
	1,812	38.24		2028.04.06	—
	2,225	35.04		2029.02.26	—
	2,650	12.88		2030.02.26	—
	3,315	15.72		2031.02.26	—
	3,543	16.84		2031.12.01	—
	5,434	5.16		2033.02.28	—
	22,727	1.75		2034.10.11	—
Jordan Zwick	22,926	1.26	(4)	2034.10.11	—	—	—	—

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70), or on the Nasdaq on that same date ($1.21), and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 20
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2024, is determined by multiplying the closing price of the Common Shares on the TSX as at November 29, 2024 (CAD 1.70) by the number of share-based awards held as at November 30, 2024. The actual payout value will vary based on the date on which the DSUs will be redeemed. The market value was calculated in CAD and was converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(3)	The exercise price of Joseph Arena’s stock options is denominated in U.S. dollars as Mr. Arena is a U.S. resident.
(4)	The exercise price of Jordan Zwick’s stock options is denominated in U.S. dollars as Mr. Zwick is a U.S. resident.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2024 under each incentive plan for each of the directors who was not an employee of the Corporation as at that date.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Joseph Arena	Nil	Nil	—
Frank Holler	Nil	Nil	—
Andrew Molson	Nil	Nil	—
Elina Tea	Nil	Nil	—
Dawn Svoronos	Nil	Nil	—
Dale Weil	Nil	Nil	—
Jordan Zwick	Nil	Nil	—

(1)

All options granted to directors vest as at the date of grant. The exercise price of these options for Canadian residents was the closing price of the Common Shares on October 10, 2024, on the TSX (CAD 1.75). On October 11, 2024, the date of grant of the options, the closing price of the Common Shares on the TSX was CAD 1.74. The exercise price of these options for U.S. residents was the closing price of the Common Shares on October 10, 2024, on Nasdaq ($1.26). On October 11, 2024, the date of grant of the options, the closing price of the Common Shares on Nasdaq was $1.25.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. No DSU was issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant.

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and executive officers (the “Shareholding Policy”) and the DSU Plan. The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors who are not employees of the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or DSUs having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 21
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSUs and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders.

Restrictions on Trading of Securities

The Corporation’s insider trading policy (the “Insider Policy”) prohibits anyone in possession of material undisclosed information from trading in the securities of the Corporation as well as from disclosing to a third party such material undisclosed information (tipping). The Insider Policy also contains restrictions on all directors and executive officers from trading in the Corporation’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on and including the first trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent the Corporation from (i) granting stock options and other equity awards to the Corporation’s personnel as part of the yearly operational and planning and budget approval processes, as approved by the Board in accordance with applicable laws and regulations; (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic plan established by the Corporation prior to the relevant periods; and (iii) issuing DSUs to the Corporation’s non-employee directors in accordance with the DSU Plan, as may be amended and/or restated from time to time, and the compensation policies of the Board which may then be in effect.

The Insider Policy contains anti-hedging measures that prohibit directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in (i) short-sales in the Corporation’s securities; (ii) derivative transactions in respect of the Corporation’s securities, including put and call options; or (iii) any other hedging or equity monetization transaction in which an individual’s economic interest and risk exposure in the Corporation’s securities is changed, including collars and forward sales contracts.

Finally, the Insider Policy prohibits directors, executive officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in speculative trading in short-term price fluctuations in the value of the Corporation’s securities.

Board Gender and Ethnic Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation. The Board did not implement a policy setting forth a target for gender diversity.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 22
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

As at November 30, 2024, three (3) women comprised the Board of Directors. As at that date, women represented 43% of all independent Board members and 38% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

As at the date of this Circular, if all of the proposed nominees are elected as directors of the Corporation at the Meeting, the Board of Directors will be comprised of three (3) women representing 43% of all independent Board members and 38% of all Board members.

The table below illustrates the gender and diversity of the individuals proposed as nominees to the Board of Directors:

Country of Principal Executive Offices	Canada
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5
Part II: Demographic Background
African American or Black
Alaskan Native or American Indian
Asian	1
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	2	5
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominees for election as director of the Corporation are indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation were indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, except with respect to Ms. Dale Weil, none of our directors and executive officers (a) is, as at the date of this Circular, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 23
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Ms. Dale Weil was a director of Tetra-Bio Pharma Inc. (“Tetra”), a cannabinoid-derived drug and development company. On August 1, 2023, Tetra announced that it made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a trustee was then appointed. On September 8, 2023, Tetra was delisted from the TSX. Ms. Weil ceased acting as a director of Tetra on July 28, 2023.

3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2024, and 2023, respectively:

Fees	Fiscal year ended November 30, 2024(1)	Fiscal year ended November 30, 2023(2)
Audit Fees(3)	$430,408	$443,648
Audit-Related Fees(4)	43,093	37,946
Tax Fees(5)	86,679	128,507
All other Fees	Nil	Nil

Total:	$560,180	$610,101

(1)	These fees were paid in Canadian dollars and were converted into US dollars using the average annual exchange rate for the fiscal year ended November 30, 2024, where CAD 1.00 = $0.7339.
(2)	These fees were paid in Canadian dollars and were converted into US dollars using the average annual exchange rate for the fiscal year ended November 30, 2023, where CAD 1.00 = $0.7404.
(3)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(4)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.
(5)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning, including transfer pricing.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 24
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

4.	Approval of Omnibus Incentive Plan

On April 29, 2025, and after careful evaluation of best practise in the current environment and the requirements to recruit and retain talent that will maximise shareholder value, the Board adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) for directors, officers and employees of, and consultants providing ongoing services to, the Corporation and its Subsidiaries for the purpose of creating a long-term equity incentive compensation program that is aligned with the Corporation’s long-term objectives. Under the Omnibus Incentive Plan, the Corporation will be able to grant to eligible participants stock options (“Options”), stock appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) (“PSUs” and collectively with Options, SARs, DSUs and RSUs, “Awards”). No Awards have been granted to date under the Omnibus Incentive Plan and such Awards will only be granted following the approval and ratification of the Omnibus Incentive Plan by the shareholders pursuant to a resolution passed at this meeting and approval of the TSX. The Omnibus Incentive Plan is in line with best practice from both a value and vehicle perspective.

Reasons Underlying the Adoption of the Omnibus Incentive Plan

If approved, the Omnibus Incentive Plan, providing a contemporary approach, based on evaluation of best practice within the 2024 Reference Market (as defined below), will replace the current Option Plan, DSU Plan and SAR Plan (as defined below) and the current Option Plan, DSU Plan and SAR Plan will become legacy plans that will serve to govern outstanding awards made under such plans.

The Board determined that the Omnibus Incentive Plan will provide more flexibility in connection with the grant of Awards as it will be able to use a broader range of long-term incentive vehicles. The Omnibus Incentive Plan will therefore make it easier to adapt to evolving business goals and market practices as well as maintaining a strong link between pay and performance by using various types of Awards and conditions, including performance-based conditions.

In addition, in the fiscal year ended November 30, 2024, the Compensation Committee of the Board retained the services of Gallagher, an independent compensation consultant, to review the compensation of executive officers for the current fiscal year. As part of its report (the “2024 Gallagher Report”), Gallagher suggested that the long-term incentive compensation of executive officers be comprised of a mix of stock options and RSUs to align with the overall practices of peer group of companies (the “2024 Reference Market”). Companies forming part of the 2024 Reference Market were selected based, amongst other things, on their size, market capitalization, commercial activities, as opposed to research and development activities, and their North American locations.

The 2024 Reference Market was comprised of the following companies:

• Aptose Biosciences Inc.	• Karyopharm Therapeutics Inc.

• Aquestive Therapeutics Inc.	• Medexus Pharmaceuticals Inc.

• Assertio Holdings Inc.	• Milestone Pharmaceuticals Inc.

• CytomX Therapeutics, Inc.	• Optinose Inc.

• Elutia Inc.	• Repare Therapeutics Inc.

• Esperion Therapeutics Inc.	• Spero Therapeutics Inc.

• Eton Pharmaceuticals Inc.	• UroGen Pharma Ltd.

• Heron Therapeutics Inc.	• Xeris Biopharma Holdings Inc

• HLS Therapeutics Inc.	• Zymeworks Inc.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 25
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Omnibus Incentive Plan is an “Evergreen Plan”

Similar to the stock option plans adopted by the Board and the shareholders in 2022 and in 2023, the Omnibus Incentive Plan is an “evergreen plan”. Under such plan, the Corporation will be able to issue Common Shares upon exercise or settlement of Awards granted under the Omnibus Incentive Plan in a number that, when also including all other share-based incentive awards under other equity incentive plans pursuant to which Common Shares may be issued, does not exceed a fixed percentage of the Common Shares issued and outstanding from time to time. See “Item III – Compensation – Compensation Discussion & Analysis – Long-Term Incentive Programs” for a more fulsome description of the Corporation’s current long-term equity incentive plans.

The current limit approved by shareholders for the existing long-term equity incentive plans is 17% of the Common Shares issued and outstanding from time to time. The Omnibus Incentive Plan provides that such limit is set at 20%.

The Corporation would like to point out that this limit will effectively correspond to a limit of less than 20% of the participating equity securities of the Corporation when taking into account the fully-funded, non-voting subscription receipts held by Investissement Québec. These securities were structured as participating but non-voting securities in order to ensure that Investissement Québec did not hold securities carrying more than 19.9% of the issued and outstanding Common Shares when it completed a private placement investment on October 31, 2023. There are currently 3,381,816 of such exchangeable subscription receipts outstanding, which means that the limit of 20% calculated on the current number of outstanding Common Shares corresponds to a limit of 18.6% when calculated on the combined number of outstanding Common Shares and exchangeable subscription receipts.

The Corporation would also like to highlight that the proposed limit of 20% is consistent and comparable with long-term incentive compensation programs adopted by companies forming part of the 2024 Reference Market, where the average limit sits at 19.6%.

Equity incentives have historically and continue to be a critical form of compensation for the Corporation, as they enable it to attract, motivate and retain top talent and align employees’ interests with the creation of long-term shareholder value. The Corporation expects to continue to allocate a meaningful proportion of its equity-based awards to broad-based employees and not only to directors and Executive Officers of the Corporation as this is a core part of the Corporation’s compensation philosophy. As such, it is important for the Corporation to have a sufficient number of Common Shares reserved for issuance under its equity incentive plans in order to remain competitive in its aim to attract, retain and motivate top talents who are integral to achieving the Corporation’s long-term strategic objectives.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under an equity-based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “evergreen plans”), such as the Omnibus Incentive Plan, must be approved by a majority of votes cast by shareholders attending the Meeting or represented by proxy. If the resolution approving the Omnibus Incentive Plan is adopted by the shareholders at the Meeting, the Corporation will not be required to seek further approval of the unallocated options, rights and other entitlements under the Omnibus Incentive Plan until the Corporation’s annual meeting of shareholders to be held in 2028 (provided that such meeting is held on or prior to May 29, 2028).

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 26
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Furthermore, at its annual meeting of shareholders held on May 10, 2022, shareholders approved a revised share option plan (the “2022 Option Plan”) where the number of Common Shares to be issued under such plan evolved from a fixed number to a percentage of the issued and outstanding Common Shares (evergreen plan). At its annual meeting of shareholders held on May 9, 2023, shareholders approved an amendment to the 2022 Option Plan increasing the limit to the number of Common Shares issuable pursuant to the grant of options to 17% of the issued and outstanding Common Shares from time to time.

At the Meeting, if the Board did not elect to pursue the approval of the Omnibus Incentive Plan, shareholders would have been asked to approve the unallocated entitlement under the current Option Plan. As a result, if the resolution approving and ratifying the Omnibus Incentive Plan is not adopted at the Meeting, the Corporation will no longer be able to make any future grant of options to its directors, executive officers and employees. If such were the case, the Board estimates that it will adversely affect its ability to retain and compensate its work force in a competitive manner. Under such circumstances, awards which have not been allocated as of May 29, 2025 and awards which are outstanding as of May 29, 2025 and which are subsequently cancelled, terminated or exercised will not be available for new grants of equity-based incentives under the Option Plan. Awards allocated prior to May 10, 2025 will be unaffected by the approval or disapproval of the resolution.

Summary of the Omnibus Incentive Plan

The following is a summary of the main terms of the Omnibus Incentive Plan and is qualified entirely by the full text of the Omnibus Incentive Plan.

Omnibus Incentive Plan Summary
Participants	Directors, officers and employees of, and consultants providing ongoing services to, the Corporation and its subsidiaries, as determined by the Board.

Awards	Options, SARs, DSUs, RSUs and PSUs.

Administration	The Omnibus Incentive Plan is under the direction of the Board. The Compensation Committee makes recommendations to the Board in relation to the Omnibus Incentive Plan and to the grant of Awards. The Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Omnibus Incentive Plan, as it may deem necessary or advisable.

Options	Each Option will entitle the holder thereof to purchase, upon vesting and exercise, one (1) Common Share.

The exercise price of Options will be fixed by the Board but shall not be less than the closing price on the TSX or the Nasdaq, as applicable, on the trading day immediately preceding the date of grant.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 27
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The term of Options will be fixed by the Board but shall not be greater than ten (10) years from the date of grant, provided that if the expiration date falls on or within ten (10) business days following a date upon which a Participant is prohibited from exercising an Option due to a Black-Out Period, then such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day following the date the relevant Black-Out Period is terminated. If there is no ten (10) consecutive business day period following the end of a Black-Out Period and the reinstatement of another one, then the number of business days elapsed between the termination of a Black-Out Period and the reinstatement of a new Black-Out Periods shall not be taken into consideration and the Option term shall be extended until the Corporation has not been in a Black-Out Periods for ten (10) consecutive business days.

Unless otherwise specified by the Board at the time of granting the particular Option, each Option will vest as to 33 1/3% on each of the first, second and third anniversary date of the date of grant, starting twelve (12) months after the date of grant.

The Omnibus Incentive Plan also includes the ability to provide for a cashless exercise of Options.

SARs

SARs will be exclusively cash-settled. Each SAR will entitle the Participant to receive, upon vesting and exercise, a cash payment equal to the excess of the market value on the effective date of exercise over the base price, net of any withholding taxes.

The base price will be fixed by the Board but will not be less than the closing price on the TSX or the Nasdaq, as applicable, on the trading day immediately preceding the date of grant.

The Board will also determine the term and vesting conditions of the SARs, provided that such term does not exceed ten (10) years. Settlement will be automatic upon vesting, except for SARs vesting within three (3) years of the grant date which may be exercisable from vesting until the end of the third year following the date of grant (and will be automatically exercised on such date if not previously exercised). Any automatic exercise will occur notwithstanding any Black-Out Periods.

DSUs

Each DSU awarded will entitle the Participant to receive after vesting and upon exercise, at the election of the Company, one (1) Common Share (either issued from treasury or purchased on the open market), the cash equivalent to one (1) Common Share or a combination thereof, subject to withholding taxes. The Corporation may make the election at the time of grant or at the time of settlement, provided that if no election is made, including as a result of any Black-Out Periods, settlement will be in cash with the payment of the cash equivalent.

DSUs will vest upon the date of grant and unless otherwise provided in an Award agreement, all of a Participant’s DSUs will be automatically settled upon the date of termination of his/her employment, directorship or engagement with the Corporation, notwithstanding any Black-Out Periods.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 28
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Omnibus Incentive Plan contemplates that pursuant to applicable standing compensation terms that may be set by the Board from time to time, non-employee directors (i) may be required to receive payment of all or a portion of their board retainer as chair, lead director, vice-chair or member of the Board or a committee of the Board in the form of DSUs, (ii) may be allowed to elect to receive all or a portion of such board retainer in the form of cash or DSUs or a combination of cash and DSUs, and (iii) in the case where there is a mandatory portion of the Board Retainer to be paid in DSUs below 100%, may be allowed to elect to receive an additional portion representing up to 100% of the balance of their board retainer in the form of DSUs. An election by a director to receive his or her board retainer in the form of DSUs will be made on an annual basis, and upon withdrawal, no participation will be permitted until the next annual enrolment period.

The election made by a non-employee director will be deemed to apply to all subsequent calendar years until such time as the Participant shall send an election notice containing different instructions or a termination notice (in which case the new election notice or the termination notice, as applicable, will apply to the calendar year following the calendar year during which it was sent).

No election notice, or amendment or termination of an election shall be made during a Black-Out Period.

RSUs

Each RSU awarded will entitle the Participant to receive after vesting and upon exercise, at the election of the Company, one (1) Common Share (either issued from treasury or purchased on the open market), the cash equivalent to one (1) Common Share or a combination thereof, subject to withholding taxes. The Corporation may make the election at the time of grant or at the time of settlement, provided that if no election is made, including as a result of any Black-Out Periods, settlement shall be in cash with the payment of the cash equivalent.

The Board will determine the vesting period of RSUs awarded, and unless otherwise provided, RSUs will vest on the earlier of the third anniversary of the date of grant and their expiration dates.

RSUs will expire on and may not be exercised later than on the business day preceding December 31 of the third calendar year following the calendar year in which the services in relation to which the RSUs are granted were performed.

Unless otherwise provided in an Award agreement, all vested RSUs of a Participant shall be automatically settled upon vesting, notwithstanding any Black-Out Periods.

PSUs	Each PSU awarded will entitle the Participant to receive after vesting and upon exercise, at the election of the Company, one (1) Common Share (either issued from treasury or purchased on the open market), the cash equivalent to one (1) Common Share or a combination thereof, subject to withholding taxes. The Corporation may make the election at the time of grant or at the time of settlement, provided that if no election is made, including as a result of any Black-Out Periods, settlement shall be in cash with the payment of the cash equivalent.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 29
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Board will determine relevant conditions and vesting provisions of PSUs when awarded, including the applicable performance period and performance criteria that will be required to be met in order for the PSUs to vest and become exercisable. The vesting determination date shall be the date on which the Board determines if the performance criteria and/or other vesting conditions with respect to a PSU have been met.

PSUs will expire and may not be exercised later than on the business day preceding December 31 of the third calendar year following the calendar year in which the services in relation to which the PSUs are granted were performed.

Unless otherwise provided in an Award agreement, all vested PSUs of a Participant shall be automatically settled upon vesting on the vesting determination date, notwithstanding any Black-Out Periods.

Market Value	The determination of the market value for the purposes of calculating the cash payment payable upon exercise of SARs and the cash equivalent of the Common Shares payable upon settlement of DSUs, RSUs and PSUs, as applicable, shall correspond to the volume weighted average trading price of the Common Shares on the TSX or the Nasdaq, as applicable, for the five (5) trading days preceding the date on which the market value is to be determined.

Change of Control	In the event of, and in connection with, a transaction that would constitute a change of control, subject to the approval of the applicable stock exchanges, if required, the Board will have the right, in its discretion, to modify the terms of the Omnibus Incentive Plan and/or Awards and deal with outstanding Awards in the manner it deems fair and reasonable in the circumstances of the change of control, including to cause the vesting of all unvested Awards.

Cessation of Entitlements

Participants may cease to be eligible Participants under the Omnibus Incentive Plan in the event of their resignation, termination of employment, disability, retirement or death.

Except as otherwise provided by the Board: (i) upon termination for cause, Awards held will be terminated and voided; (ii) upon resignation or retirement (except for a qualified retirement), unvested Awards will be terminated and voided, vested SARs that are in the money will be exercised and those out of the money shall expire, vested Options will remain exercisable until the earlier of 90 days (up to twelve (12) months in the case of a qualified retirement) and the expiry date, and vested PSUs, RSUs and DSUs will be automatically settled; and (iii) upon termination without cause or resignation for good reasons, death or disability, unvested Awards will be terminated and voided, vested SARs that are in the money will be exercised and those out of the money shall expire, vested Options will remain exercisable until the earlier twelve (12) months and the expiry date, and vested PSUs, RSUs and DSUs will be automatically settled.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 30
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Adjustments	The Omnibus Incentive Plan contains typical adjustment provisions to Awards that may be effected upon the occurrence of certain events affecting the Common Shares, such as a consolidation or subdivision of the outstanding Common Shares and extraordinary distributions.

Dividend Equivalents	The Omnibus Incentive Plan provides that if a dividend policy is ever implemented, dividend equivalents will be payable on DSUs, RSUs and PSUs. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of DSUs, PSUs or RSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (ii) the volume weighted average trading price of the Common Shares on the TSX (on the Nasdaq for U.S. residents) for the five trading days preceding the date on which such dividends were paid on the Common Shares. Dividend equivalents credited to a Participant’s Account shall be subject to the same terms and conditions, including vesting and time of settlement, as the DSUs, PSUs or RSUs, as applicable, to which they relate.

Clawback	Awards and payments made thereunder shall be subject (including on a retroactive basis) to clawback, restitution and other similar requirements upon the occurrence of certain events, including fraud or conduct contributing to any financial restatements or irregularities, or violation of non-competition, non-solicitation, non-disparagement or non-disclosure covenants.

Amendment

The Board may amend the Omnibus Incentive Plan or any Award at any time without the consent of Participants and without shareholder approval, including, but not limited to:

•  any amendment to the vesting provisions, if applicable, or assignability provisions of Awards;

•  any amendment to the expiration date of an award that does not extend the terms of the Award past the original date of expiration for such Award;

•  any cancellation and re-grant of an Option to a non-Insider (as defined below);

•  any amendment regarding the effect of termination of a Participant’s employment or engagement;

•  any amendment which accelerates the date on which any Award may be exercised under the Omnibus Incentive Plan;

•  any amendment to the definition of “Eligible Participant”;

•  any amendment necessary to comply with applicable law or the requirements of the Exchanges or any other regulatory body;

•  any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 31
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

•  any amendment regarding the administration of the Omnibus Incentive Plan;

•  any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

•  any other amendment that does not require the approval of the holders of Common Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

Shareholder approval will be required for certain amendments to the Omnibus Incentive Plan in accordance with applicable law and the rules of the TSX for:

•  any reduction in the exercise price of Options held by an Insider;

•  any cancellation and re-grant of Options held by an Insider (unless such re-grant occurs at least three (3) months after the related cancellation);

•  any amendment which extends the expiry date of any Award held by an Insider or the unit restriction period of any RSUs or PSUs held by an Insider beyond the original expiry date;

•  any amendment to remove or exceed the participation limit for non-employee directors or Participants other than non-employee directors;

•  any change to the maximum number of Common Shares issuable from treasury under the Omnibus Incentive Plan, except a change resulting from an increase in the number of Common Shares outstanding, a cancellation or termination of Awards or an adjustment upon the occurrence of certain events affecting the Common Shares, such as a consolidation or subdivision of the outstanding share capital; or

•  any amendment to the amendment provisions of the Omnibus Incentive Plan.

Financial Assistance	No financial assistance will be provided by the Corporation to any Participant in connection with any Awards.

Common Shares Available for Awards	The maximum number of Common Shares issuable upon exercise or settlement of Awards granted under the Omnibus Incentive Plan and under all other equity-based compensation arrangements in place from time to time shall not exceed 20% of the Common Shares issued and outstanding from time to time.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 32
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Participation Limit	The maximum number of Common Shares issuable from treasury to any single Participant at any time under the Omnibus Incentive Plan and all other share-based compensation arrangements, shall not exceed five percent (5%) of the total issued and outstanding Common Shares (other than a non-employee director). The maximum number of Common Shares issuable from treasury to any single Participant that is a non-employee director at any time under the Omnibus Incentive Plan shall not exceed a value of USD100,000, calculated on the date of grant, and an aggregate value of USD150,000 under all other share-based compensation arrangements.

Assignability of Awards	The Awards are not transferable or assignable, except by will or under the laws of succession.

In accordance with the requirements of the TSX because (a) the maximum number of Common Shares issuable to insiders (within the meaning of the TSX Company Manual) (“Insiders”) at any time and (b) the limit to the number of Common Shares issued to Insiders within any one-year period, in each case, will be over 10% of the issued and outstanding Common Shares, Insiders that are entitled to receive a benefit under the Omnibus Incentive Plan (“Non-Eligible Shareholders”) will not be entitled to vote on the resolution approving and ratifying the Omnibus Incentive Plan. As such, at the Meeting, the Corporation will be seeking approval from its shareholders (other than the Non-Eligible Shareholders) to implement the Omnibus Incentive Plan, subject to the final approval of the TSX. As at the date of this Circular, Non-Eligible Shareholders collectively held 527,952 Common Shares, representing approximately 1.15% of the issued and outstanding Common Shares.

Recommendation of the Board

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution to approve and ratify the Omnibus Incentive Plan by passing Resolution 2025-1, substantially in the form of the resolution attached as Appendix “A” to this Circular. Resolution 2025-1 must be passed by a majority of the votes cast by shareholders (other than Non-Eligible Shareholders) entitled to vote who are represented in person or by proxy at the Meeting and who vote in respect of that resolution.

The Board considers the approval and ratification of the Omnibus Incentive Plan to be appropriate and in the best interests of the Corporation and recommends that shareholders vote in favour of Resolution 2025-1 to approve and ratify the Omnibus Incentive Plan.

In addition to the approval by the shareholders of the Corporation of the resolution to approve and ratify the Omnibus Incentive Plan, the Omnibus Incentive Plan is subject to the approval of the TSX.

Unless instructions are given to vote against Resolution 2025-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2025-1 approving and ratifying the Omnibus Incentive Plan.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 33
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

5.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposals from shareholders within the time limits prescribed by the Business Corporations Act (Québec) (the “Act”) and, accordingly, none will be accepted at the Meeting, except as required under the Act.

SUBJECTS TO BE TREATED AT THE MEETING	PAGE 34
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). For the fiscal year ended November 30, 2024, the Compensation Committee was comprised of three (3) independent directors, namely Dale Weil, who has been acting as chair since March 1st, 2023, Andrew Molson and Joseph Arena. For the fiscal year ended November 30, 2024, the Compensation Committee held four (4) meetings. The mandate, obligations and duties of the Compensation Committee are described in Appendix E to this Circular.

1.	Compensation Discussion & Analysis

Objectives of the Compensation Program

Directors

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors. For a description of the Compensation Program of the Corporation’s directors, see “Item II – Subjects to be Treated at the Meeting – Election of Directors – Directors Compensation” above.

Executive Officers

The objectives of the Compensation Program for members of management of the Corporation (the “Executive Officers”) aim at attracting, retaining, engaging and rewarding Executive Officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward Executive Officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each Executive Officer, and (iii) enhancing shareholder value.

The Compensation Program provides Executive Officers with reasonable and competitive total compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an Executive Officer may be used. The Corporation tries to provide its Executive Officers with total compensation at the median level of these other companies. To that end, from time to time, the Compensation Committee retains independent compensation consultants to benchmark the Compensation Program made available to its directors and Executive Officers. See “Item III – Compensation – Compensation Discussions and Analysis – Compensation Consultant” below.

In designing the Compensation Program of Executive Officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing Executive Officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. Over the course of the fiscal year ended November 30, 2024, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

COMPENSATION	PAGE 35
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

When and How Is Compensation Determined

Compensation is determined at the end or at the beginning of each fiscal year, usually in November or December. The Compensation Committee meets to determine the base salary of Executive Officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its Executive Officers for the last completed fiscal year to determine whether an Executive Officer is entitled to the payment of a bonus. At such meeting, the Compensation Committee also assesses whether stock options should be granted to each Executive Officer and the number, if any. The determination by the Compensation Committee of (i) the annual base salary for the ensuing fiscal year; (ii) the payment of a bonus for the last completed fiscal year; and (iii) the grant (and number) of stock options for each Executive Officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each Executive Officer.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of stock option grants.

Annual Base Salary

Base salaries for each of the Executive Officers are based on the experience, performance and competencies of each Executive Officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing comparable roles in other organizations similar to those played by the Executive Officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation from time to time.

Short-Term Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each Executive Officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and an Executive Officer’s individual objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an Executive Officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to take into consideration certain events that can occur during such year leading to a change in priorities.

Long-Term Incentive Programs

The long-term incentive programs for Executive Officers are comprised of the Option Plan and the DSU Plan.

COMPENSATION	PAGE 36
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Option Plan

The Option Plan was originally adopted in December 1993, and was subsequently amended from time to time to attract, retain and engage employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Item III– Compensation – Compensation Discussion and Analysis – Description of the Option Plan” below for a description of the Option Plan.

The number of options granted under the Option Plan is determined by various factors, including: (i) the position held by each Executive Officer; (ii) the contribution of an Executive Officer in achieving the Corporation’s objectives; (iii) the financial value of the options at the time of assessing a grant of options as part of the total compensation paid to an Executive Officer; (iv) the pool of options available for grants; and (v) comparator benchmarking.

DSU Plan

The DSU plan was originally adopted in December 2010. See “Item III – Compensation – Compensation Discussion and Analysis – Description of DSU Plan” below for a description of the DSU Plan.

Determination of Total Compensation Paid to Executive Officers in the Fiscal Year Ended November 30, 2024.

Annual Base Salary

The annual base salary of each Executive Officer for the fiscal year ended November 30, 2024, was determined at the November 2023 Compensation Committee and Board meetings.

The adjustments to the Executive Officers’ annual base salaries were based on the executive market positioning analysis contained in a report prepared by the Corporation’s independent third party compensation consultant, Gallagher, in June 2023 (the “2023 Gallagher Report”). The Compensation Committee and the Board of Directors agreed that all Executive Officers’ annual base salary be increased by 3.7%. This increase was based on 2024 salary projections for the pharmaceutical sector of 3.8% (Normandin Beaudry), 3.6% (Gallagher), and 3.8% (Conseil du patronat du Québec).

Performance Reward Program

For the fiscal year ended November 30, 2024, the Compensation Committee recommended to the Board of Directors, which agreed with the recommendation, that the payment of bonuses to Executive Officers based on financial metrics be made after the approval by the Board of Directors of the annual audited consolidated financial statements of the Corporation for such fiscal year.

For the fiscal year ended November 30, 2024, except for the President and Chief Executive Officer, the payment of bonuses to Executive Officers was based as to 60% on the achievement of corporate objectives and as to 40% on the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the total bonus.

Financial targets were based as to 15% on the attainment of pre-determined consolidated revenues and as to 15% on the attainment of Adjusted EBITDA targets.

COMPENSATION	PAGE 37
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The table below details the bonus payout percentage based on the attainment of the consolidated revenue targets and the Adjusted EBITDA targets for all Executive Officers:

Bonus Payout
Revenue Target				Adjusted EBITDA Target
Revenue Range ($ in Million)			Payout (%)	Results Range ($ in Million)			Payout (%)
<81.7			0	<13.2			0
83.0	≥81.7		60	13.4	≥13.2		60
85.8	84.5	83.1	70	14.4	14.0	13.5	70
88.6	87.3	85.9	80	15.4	15.0	14.5	80
91.4	90.1	88.7	90	16.4	16.0	15.5	90
93.3	92.9	91.5	100	17.4	17.0	16.5	100
96.4	95.7	83.4	110	18.4	18.0	17.5	110
99.8	98.5	96.5	120	19.4	19.0	18.5	120
102.7	101.3	99.9	130	20.4	20.0	19.5	130
and over		102.8	140	and over		20.5	140

The table below details the corporate milestones for the fiscal year ended November 30, 2024, for all Executive Officers:

2024 Corporate Milestones
Strategic Imperatives	Area of Focus
Commercial Excellence	Leverage the Corporation’s commercial infrastructure to grow the top line and ensure profitability of the in-line business. Add new business opportunities for inorganic growth

Pipeline Development

Obtain FDA approval of F8 Formulation

Continue to develop new scientific evidence to support HIV patient diagnosis and treatment

Finalize phase 1 oncology trial, identify partner for next development phase and advance the oncology platform

COMPENSATION	PAGE 38
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

2024 Corporate Milestones
Strategic Imperatives	Area of Focus
Financing and Business Development

Redefine the capital structure and possible opportunities to reflect the Corporation’s positioning

Continue to develop a culture of cost-effectiveness throughout the Corporation and prepare revenue & expenses contingency plans to maintain the Corporation profitability

Human Capital Strategy	Bridge capabilities gap to align with new corporate purpose and vision Maintain engagement, enhance cross-functional collaboration and foster communications

The achievement of the individual objectives of each Executive Officer was left at the discretion of the Compensation Committee based on an initial assessment and recommendations made by the President and Chief Executive Officer.

For the President and Chief Executive Officer, the objectives were weighed differently than for the Executive Officers, namely: (i) 20% was related to the delivery of pre-determined consolidated revenue targets; (ii) 20% was related to the delivery of Adjusted EBITDA targets; (iii) 15% was related to capital market activities, including equity financing; (iv) 15% was related to business development activities; (v) 10% was related to attracting new investors; (vi) 10% was related to developing partnering options for the oncology platform and (vii) 10% was related to enhancing the Corporation’s profile within the investor community and labor markets. The Compensation Committee and the Board of Directors determine the President and Chief Executive Officer’s achievement of his non-financial objectives.

Both the Board of Directors and Compensation Committee believe that discretion is a valid component in their assessment of the achievement of the Corporation’s corporate objectives and in the achievement of an individual’s objectives, especially when unplanned events occur during a fiscal year.

Discretion allows the Board of Directors and the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each Executive Officer to adapt, react, respond and act in the best interests of the Corporation when unplanned events occur. However, to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, all recommendations made by the President and Chief Executive Officer are reviewed by the Compensation Committee, and may be modified before any recommendation is made to the Board of Directors.

In the first quarter of 2025, both the Compensation Committee and the Board of Directors reviewed the achievement of the Corporation’s objectives and determined that the overall corporate result score was set at 120% of target. For Executive Officers (excluding the President and Chief Executive Officer), when combined with the achievement of each individual objectives, the percentage of bonus paid varied from 104% to 124%. Based on the abovementioned objectives for the President and Chief Executive Officer and due to a higher importance attributed to financial performance and capital market activities, the Board of Directors determined that his overall result score was set at 120% of target. Achievement was in line with original targets, without adjustments made for special circumstances.

COMPENSATION	PAGE 39
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated Executive Officers of the Corporation (“Named Executive Officers”), the percentage of their annual base salary which may be paid as bonus, the targeted bonus that each of them may receive based on such percentage, the actual bonus earned during the fiscal year ended November 30, 2024 and paid in 2025 and the percentage of the target bonus earned and paid in 2025.

Name	Percentage of Annual Base Salary Payable Bonus (%)	Target Bonus(1) ($)	Bonus Paid(2) ($)	Percentage of Target Bonus Paid (%)
Paul Lévesque,	75	508,373	610,048	120
President and Chief Executive Officer
Philippe Dubuc,	40	136,998	164,945	120
Senior Vice President and Chief Financial Officer
Christian Marsolais,	40	139,729	145,319	104
Senior Vice President and Chief Medical Officer
John Leasure,	40	137,376	164,301	120
Global Commercial Officer
Jocelyn Lafond	40	104,720	130,272	124
General Counsel and Corporate Secretary

(1)	These amounts are paid in CAD and have been converted into U.S. dollars for illustrative purposes only using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.
(2)	These amounts were paid in CAD and have been converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

Long-Term Incentive Program

As previously described, the number of options granted under the Option Plan was determined by various factors, including: (i) the position held by each Executive Officer; (ii) the contribution of an Executive Officer in achieving the Corporation’s objectives; (iii) the financial value of the options at the time of assessing a grant of options as part of the total compensation paid to an Executive Officer; (iv) the pool of options available for grants; and (v) comparator benchmarking with a peer group of companies described below.

To determine the 2024 long-term incentive grants, the Board of Directors referred to the 2023 Gallagher Report provided to the Compensation Committee. Based on the 2023 Gallagher Report, the Compensation Committee recommended to the Board to substantially increase the long-term incentive compensation paid to Executive Officers. The report concluded that the number and value of stock options granted to Executive Officers of the Corporation was still substantially below the number and value of stock options granted to executive officers of companies forming part of the 2023 Reference Market (as defined below).

COMPENSATION	PAGE 40
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Compensation Consultant

In the fiscal year ended November 30, 2024, the Compensation Committee retained the services of Gallagher to perform a long-term incentive program (“LTIP”) benchmarking and design mandate. The mandate consisted in the following deliverables: (i) update the list of comparator companies contained in the 2023 Gallagher Report (one group of comparators for the Canadian market and one group of comparators for the US market) and recommend comparator group in line with the Corporation’s strategic direction; (ii) benchmark the LTIP for Executive Officers and directors with the revised comparator groups and the industry standards; (iii) develop and propose a competitive LTIP mix to align with the Corporation’s strategic direction and foster engagement, retention and performance amongst key colleagues; (iv) define terms and conditions of the LTIP; and (v) provide analysis of the tax aspects to the Corporation and the beneficiaries. The objective of the analysis was also to determine if the base salary adjustments, short-term bonus paid and the increased number of options granted to Executives Officers in the last cycle bridged the gap to market in terms of total direct compensation (the combination of base salary, short-term incentive and long-term incentive compensation). The 2024 Gallagher Report was not used to determine the compensation of directors and Executive Officers for the financial year ended November 30, 2024.

In 2024, except for compensation services provided to the Compensation Committee, Gallagher has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors and Executive Officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of the compensation paid to any of the Corporation’s directors and/or Executive Officers:

Name	Fees	Fiscal year ended November 30, 2024(1)	Fiscal year ended November 30, 2023(2)
Gallagher	Executive and/or Board Compensation–Related Fees	$72,032	$17,311
	All Other Fees	—	$2,369

(1)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.
(2)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD 1.00 = $0.7404.

COMPENSATION	PAGE 41
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Peer Groups

The 2023 Gallagher Report collected market data on the total compensation paid to executive officers of both publicly-traded Canadian and U.S. companies, with a strong focus on those with a Canadian domicile. All the publicly-traded companies used as a reference point were selected after taking into consideration the following criteria:

•	biotechnology activities, some oncology-related while others in different activities;

•	market capitalization between $100 million to $3 billion;

•	revenue, pipeline status, research and development expenses, number of employees, cash and cash equivalent.

The following Canadian companies were used as the main reference market (“2023 Reference Market”):

• Knight Therapeutics Inc.; • HLS Therapeutics; • Zymeworks Inc.; • Bellus Health Inc.; • Xenon Pharmaceuticals Inc.; • Oncolytics Biotech Inc.;	• Repare Therapeutics Inc.; • Essa Pharma; • Aurinia Pharmaceuticals Inc.; • Aptose BioScience; • Milestone Pharmaceuticals Inc.

The following U.S. companies, not part of the 2023 Reference Market, were used for complementary information only:

• Urogen Pharma Ltd.; • Olema Pharmaceuticals Inc.; • Verastem Inc.; • BioAtla, Inc.; • G1 Therapeutics; • Silverback Therapeutics, Inc; • Kura Oncology Inc;	• ORIC Pharmaceuticals, Inc.; • Pyxis Oncology, Inc.; • Cardiff Oncology, Inc.; • Oncternal Therapeutics, Inc; • Rubius Therapeutics, Inc; • Athenex Inc.

Description of Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as consultants who work on behalf of the Corporation.

The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters.

The Option Plan currently provides that the number of Common Shares authorized to be issued thereunder, together with all other security-based compensation arrangements of the Corporation, may not exceed 17% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant. Because options exercised or cancelled become available again for future grant, the Option Plan is considered an “evergreen” plan.

COMPENSATION	PAGE 42
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares issuable to Insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 17% of the issued and outstanding Common Shares, and the number of Common Shares issued to Insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 17% of the issued and outstanding Common Shares. The Option Plan also provides that the total number of Common Shares set aside for the exercise of options to each non-employee director within any one-year period cannot exceed a value of CAD 100,000, calculated on the date of grant, and an aggregate value of CAD 150,000 under all security-based compensation arrangements, including the Option Plan.

The Option Plan provides that the exercise price at which the Common Shares may be purchased is determined by the Board on the date of grant, but such exercise price cannot be less than the “market price” of the Common Shares. Generally, under the Option Plan, the term “market price” means for options granted to (i) Canadian and non-US resident optionees, the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant; and (ii) US-resident optionees, the closing price of the Common Shares on the Nasdaq on the last trading day immediately preceding the date of grant.

The Corporation does not provide any financial assistance to optionees. However, optionees may elect to undertake a “cashless exercise” of their options with the assistance of a broker, whereby the broker may sell on the open market a number of Common Shares issued as a result of an optionee’s exercise of its options, as is necessary to fund and pay the Corporation an amount equal to the aggregate subscription price of the underlying Common Shares.

Unless otherwise determined by the Board, options vest as to 33 1/3% on each of the first, second and third anniversary date of the date of grant, starting twelve (12) months after the date of grant.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, subject to applicable optionee termination provisions. The Option Plan provides that if the expiry date of an option falls during, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) consecutive business day after the end of such restriction period.

The Option Plan provides that options can be exercised, with the Corporation’s prior approval, by an optionee’s retirement savings trust, registered retirement savings plans or registered retirement income fund, if the optionee is and remains the annuitant.

The Option Plan provides that, with respect to options granted before May 10, 2022:

(a)

if an optionee’s employment is terminated, other than for death, prior to the expiry date of his or her options, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options; and

(b)

if an optionee that is a non-employee director ceases to act as a director of the Corporation, other than for death, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options.

COMPENSATION	PAGE 43
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Option Plan further provides that, with respect to options granted on or after May 10, 2022:

(a)

if, prior to the expiry date of his or her options, an optionee other than a non-employee director ceases to be an employee or consultant other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the Date of Termination of Employment (as defined in the Option Plan) be exercisable at any time until the earlier of (i) twelve (12) months following the Date of Termination of Employment, and (ii) the expiry date of such options;

(b)

if, prior to the expiry date of his or her options, an optionee that is a non-employee director ceases to be a director of the Corporation, other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the date on which such optionee ceased to act as director be exercisable at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the expiry date of such options;

(c)

if, prior to the expiry date of his or her options, an optionee ceases to be a director, employee or consultant for Cause (as defined in the Option Plan), (i) all unexercised options of such optionee, whether vested or unvested, be forfeited, cancelled and terminated as at the Date of Termination (as defined in the Option Plan), or, in the case of a director, the date on which he or she ceased to hold office, unless otherwise determined by the Board, and (ii) such optionee forfeit and repay the Corporation any compensation, gain or other value realized on the vesting, exercise or settlement of options or the sale of Common Shares acquired in respect of such options, since the date of first occurrence of the events, actions or facts that gave rise to the termination for Cause.

Whether options are granted before, on, or after May 10, 2022, if, prior to the expiry date of his or her options, an optionee ceases to act as an employee, director or consultant to the Corporation as a result of his or her death, such optionee’s legal personal representative(s) may exercise any or all vested unexercised options on the date of death of the optionee at any time until the earlier of (i) twelve (12) months following the death of an optionee and (ii) the expiry date of such options.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance, except by will or other means in the event of the death of an optionee.

The Option Plan contains “clawback” provisions for options granted on or after May 10, 2022. As a result, the Option Plan provides that the Board may:

(a)

cancel options granted to an optionee if such optionee, without the consent of the Corporation, (i) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Corporation or its subsidiaries, including fraud or conduct having contributed to financial restatements or irregularities, or (ii) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant with the Corporation or its subsidiaries, or if an optionee is terminated for Cause (as defined in the Option Plan); and

(b)

determine that such optionee must forfeit any compensation, gain or other value realized on the vesting, exercise or settlement or transfer of options or Common Shares acquired in respect of such options, and repay such amounts to the Corporation.

COMPENSATION	PAGE 44
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Subject to the terms and conditions of the Option Plan and in compliance with the rules set forth by regulatory authorities, the Board can amend, suspend or terminate the Option Plan, or any outstanding option or portion of the Option Plan or of an option, without shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or Nasdaq);

(c)	amendments necessary in order for options to qualify for favorable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Option Plan;

(e)

any amendment to the vesting provisions of the Option Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

(f)	any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an Insider of the Corporation;

(g)

any amendment to the early termination provisions of the Option Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

(i)	amendments necessary to suspend or terminate the Option Plan; and

(j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Option Plan.

The following amendments require the approval of a majority of the voting shareholders of the Corporation present at a duly called shareholder meeting:

(a)

any increase to the maximum number of Common Shares that may be issued under the Option Plan, including an increase to a fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

(b)	the reduction of the exercise price of options held by Insiders;

(c)	the cancellation and reissue of options to the same individual;

(d)	the extension of the period of time pursuant to which options may be exercised;

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to Insiders; and

COMPENSATION	PAGE 45
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(g)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(h)	any amendment to the amending provisions of the Option Plan.

The Option Plan contains language which aligns with best governance and market practices with respect to circumstances in which the vote of Insiders shall not be included when amendments to the Option Plan require shareholder approval.

During the fiscal year ended November 30, 2024, 3,759,487 options were granted under the Option Plan and, as at November 30, 2024, 5,688,186 options were issued and outstanding. As at April 29, 2025, there were 5,641,719 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 5,641,719 Common Shares, or 12.27% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2024. As at November 30, 2024, the number of Common Shares issued and outstanding amounted to 45,980,019.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Equity Compensation Plan Approved by Shareholders	5,688,186 (12.37%)	$3.53	2,128,406 (4.63%)
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	5,688,186 (12.37%)	$3.53	2,128,406 (4.63%)

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2024, 2023 and 2022, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2024	2023	2022
Burn Rate(1)	7.62%	3.78%	2.71%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

Description of DSU Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and Executive Officers (“Beneficiaries”).

COMPENSATION	PAGE 46
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or Executive Officers and better align the interests of the directors and Executive Officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. The election is done on a quarterly basis. Beneficiaries who act as Executive Officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (“DSU Value”) is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he/she desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as Executive Officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an Executive Officer of the Corporation. On the date a Beneficiary ceases to act as a director or Executive Officer (“Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (“Redemption Notice”) specifying the date on which the DSUs will be redeemed (“Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following Executive Officers: the President and Chief Executive Officer, the Vice President, Finance, and the General Counsel and Corporate Secretary.

As at November 30, 2024, and as at the date of this Circular, 16,443 DSUs were issued and outstanding.

Description of the Stock Appreciation Rights Plan

On October 4, 2018, the Board adopted a stock appreciation rights plan (the “SAR Plan”) for the benefit of its consultants (the “Eligible Participants”) and those of its subsidiaries.

The goal of the SAR Plan is to increase the interest in the Corporation’s welfare of those consultants who share a responsibility for the growth of the business of the Corporation and its subsidiaries, to incentivize such consultants to continue their services with the Corporation, to reward those consultants for the performance of their services and to attract and retain highly qualified persons to provide services to the Corporation as consultants.

COMPENSATION	PAGE 47
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The Board administers the SAR Plan and has the authority to delegate the administration of the SAR Plan to a committee or a plan administrator. On October 4, 2018, the Board delegated the administration of the SAR Plan to the President and Chief Executive Officer of the Corporation. As a delegate, the President and Chief Executive Officer has the discretion to designate the Eligible Participants and to determine the number of SARs to be granted (after consulting the Chair of the Board), the vesting period and the expiry date of each SAR. The President and Chief Executive Officer also has the authority to interpret and take such other actions as he deems advisable in order to administer the terms of the SAR Plan.

Under the terms of the SAR Plan, Eligible Participants are being granted stock appreciation rights (“SAR”) entitling them to receive cash equal to the difference between the SAR price and the market value of the Corporation’s Common Shares when the SARs are redeemed. The SAR Plan is non-dilutive. The SAR price is equal to the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant. SARs may not be granted for a period longer than ten (10) years and SARs are not assignable or transferable, except by will or by the laws of succession.

Termination of the services of an Eligible Participant for cause voids all SARs granted to an Eligible Participant. If an Eligible Participant ceases to provide services to the Corporation or its subsidiaries for reasons other than for death or for cause, all unvested SARs, if any, shall become void and all vested SARs may be exercised within a period of one hundred eighty (180) days following the date of termination, unless they expire prior to such 180-day period. In the case of death of an Eligible Participant, all vested SARs may be exercised by the liquidator, executor or administrator of the estate of the Eligible Participant within twelve (12) months from the death of the Eligible Participant, unless they expire prior to such 12-month period. All unvested SARs on the date of an Eligible Participant’s death become void.

The SAR Plan contains other usual provisions regarding its amendments and compliance with foreign regulations when Eligible Participants are non-Canadian.

During the fiscal year ended November 30, 2024, no SAR was granted to Eligible Participants. As at November 30, 2024, there were 16,875 SARs issued and outstanding and, as of the date of this Circular, 15,625 SARs were issued and outstanding.

Inducement Options

In addition to the long-term incentive programs described above, the Board may, from time to time, in compliance with the rules of the TSX and Nasdaq, grant options to induce an individual to enter into an employment agreement with the Corporation.

2.	Summary Compensation Table

Total Compensation Paid to Named Executive Officers

The table below details all components of the compensation paid to the Named Executive Officers for the fiscal years ended November 30, 2024, November 30, 2023, and November 30, 2022. Except as described in the notes below, these amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2024 (CAD 1.00 = $0.7339), November 30, 2023 (CAD 1.00 = $0.7404), and November 30, 2022 (CAD 1.00 = $0.7722).

COMPENSATION	PAGE 48
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Name and principal position	Year	Salary ($)		Share- based awards ($)	Option-based awards(1)(2)(3) ($)		Non-equity incentive plan compensation ($)			Pension value(4) ($)	All other compensation(5) ($)		Total compensation ($)
							Annual Incentive plans	Long-term Incentive plans
Paul Lévesque President and Chief Executive Officer	2024	677,831		—	1,673,292	(6)	610,048	—		23,162	—		2,984,333
	2023	658,524		—	695,976	(7)	405,553	117,572	(8)	22,790	—		1,900,415
	2022	656,885		—	917,188	(9)	535,526	117,572		22,556	—		2,249,727
Philippe Dubuc Senior Vice President and Chief Financial Officer	2024	342,496		—	501,988	(10)	164,945	—		11,581	—		1,021,010
	2023	332,246		—	208,793	(11)	100,067	—		13,394	—		654,500
	2022	311,016		—	358,466	(12)	138,743	—		11,301	—		819,526
Christian Marsolais Senior Vice President and Chief Medical Officer	2024	349,324		—	501,988	(13)	145,319	—		11,581	—		1,008,212
	2023	339,068		—	208,793	(14)	95,537	—		13,394	—		656,792
	2022	328,185		—	358,466	(15)	138,625	—		11,301	—		836,577
John Leasure(16) Global Commercial Officer	2024	343,440		—	416,250	(17)	164,301	—		11,581	73,656	(18)	1,009,228
	2023	331,258		—	170,000	(19)	89,651	—		13,394	76,374	(18)	680,677
	2022	313,911	(20)	—	310,664	(21)	148,574	—		7,808	51,463	(18)	832,420
Jocelyn Lafond General Counsel and Corporate Secretary	2024	261,800		—	334,658	(22)	130,272	—		11,581	—		738,311
	2023	253,918		—	139,195	(23)	62,376	—		13,394	—		468,883
	2022	239,307		—	252,917	(24)	86,554	—		11,301	—		590,079

(1)

Fiscal Year 2024: A total of 3,075,000 options were granted to the Named Executive Officers on October 11, 2024, as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black-Scholes model using the following assumptions, except with respect to the 375,000 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	3.23%

(ii)	Expected volatility:	92.3%

(iii)	Average option life in years:	9.65 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	CAD 1.75

(vi)	Option exercise price:	CAD 1.75

(vii)	Grant date fair value:	CAD 1.52

The 375,000 options granted to Mr. Leasure on October 11, 2024, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	4.06%

(ii)	Expected volatility:	91.5%

(iii)	Average option life in years:	9.65 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	$1.26

(vi)	Option exercise price:	$1.26

(vii)	Grant date fair value:	$1.11

(2)

Fiscal Year 2023: A total of 512,500 options were granted to the Named Executive Officers on February 28, 2023 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black-Scholes model using the following assumptions, except with respect to the 62,500 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	3.33%

(ii)	Expected volatility:	64.3%

(iii)	Average option life in years:	9.5 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	CAD 5.16

(vi)	Option exercise price:	CAD 5.16

(vii)	Grant date fair value:	CAD 3.76

COMPENSATION	PAGE 49
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The 62,500 options granted to Mr. Leasure on February 28, 2023, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	3.92%

(ii)	Expected volatility:	62.0%

(iii)	Average option life in years:	9.5 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	$3.80

(vi)	Option exercise price:	$3.80

(vii)	Grant date fair value:	$2.72

(3)

Fiscal Year 2022: A total of 241,132 options were granted to the Named Executive Officers on December 1, 2021 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black-Scholes model using the following assumptions, except with respect to the 33,333 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	1.57%

(ii)	Expected volatility:	65.87%

(iii)	Average option life in years:	9 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	CAD 16.84

(vi)	Option exercise price:	CAD 16.84

(vii)	Grant date fair value:	CAD 11.76

The 33,333 options granted to Mr. Leasure on December 1, 2021, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.44%

(ii)	Expected volatility:	67.23%

(iii)	Average option life in years:	9 years

(iv)	Expected dividends:	—

(v)	Grant date share price:	$13.20

(vi)	Option exercise price:	$13.20

(vii)	Grant date fair value:	$9.32

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Paul Lévesque. Under the terms of Mr. Lévesque’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Lévesque’s RRSP to the fullest amount permissible under Canadian laws.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Except with respect to Mr. Leasure (see note 18 below), perquisites for each Named Executive Officer have not been included since they did not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents the value of 1,500,000 options granted on October 11, 2024.
(7)	Represents the value of 250,000 options granted on February 28, 2023.
(8)

On December 21, 2020, the Corporation and Paul Lévesque entered into a retention bonus agreement (“Retention Agreement”) pursuant to which the Corporation agreed to pay Mr. Paul Lévesque the amount of $352,716 in three (3) equal installments of $117,572 over a three (3) year period on each anniversary date of his employment date (April 6, 2020) with the Corporation. All payments have been made under the Retention Agreement. The Retention Agreement was entered into, among other things, as a result of the role Mr. Lévesque was asked to take on with the departure of the chief commercial officer of the Corporation when Mr. Lévesque joined the Corporation.

(9)	Represents the value of 101,000 options granted on December 1, 2021.
(10)	Represents the value of 450,000 options granted on October 11, 2024.
(11)	Represents the value of 75,000 options granted on February 28, 2023.
(12)	Represents the value of 39,474 options on December 1, 2021.
(13)	Represents the value of 450,000 options granted on October 11, 2024.
(14)	Represents the value of 75,000 options granted on February 28, 2023.
(15)	Represents the value of 39,474 options granted on December 1, 2021.
(16)

Mr. Leasure joined the Corporation’s wholly-owned subsidiary, Theratechnologies U.S., Inc., as Global Commercial Officer, on March 29, 2021. Effective April 11, 2022, Mr. Leasure ceased being employed by this wholly-owned subsidiary and he became an employee of the Corporation as Global Commercial Officer.

COMPENSATION	PAGE 50
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(17)	Represents the value of 375,000 options granted on October 11, 2024.
(18)

As a U.S. resident, Mr. Leasure’s employment agreement with the Corporation provides for various benefits, including tax equalization payments with respect to his annual base salary and bonus, additional insurance coverage and rent allocation.

(19)	Represents the value of 62,500 options granted on February 28, 2023.
(20)

Mr. Leasure’s annual base salary was set at CAD 402,062. This salary was paid by Theratechnologies U.S., Inc. from December 1, 2021, until April 11, 2022 ($98,969) and by the Corporation ($214,942) beginning on April 11, 2022.

(21)	Represents the value of 33,333 options granted on December 1, 2021.
(22)	Represents the value of 300,000 options granted on October 11, 2024.
(23)	Represents the value of 50,000 options granted on February 28, 2023.
(24)	Represents the value of 27,851 options granted on December 1, 2021.

3.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2024, no DSUs were issued to the Named Executive Officers and 3,075,000 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards held by each of the Named Executive Officers as at November 30, 2024 and the value thereof as at that date, if any. Unless otherwise indicated, all amounts expressing a value in the table below were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2024 where CAD 1.00 = $0.7339.

Name	Option-Based Awards						Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price (CAD)(2)	Option expiration date		Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Paul Lévesque President and Chief Executive Officer	121,855		11.48	2030.04.15		—	—	—	—
	60,827		15.72	2031.02.26		—
	101,000	(5)	16.84	2031.12.01		—
	250,000	(6)	5.16	2033.02.28		—
	1,500,000	(7)	1.75	2034.10.11		—
Philippe Dubuc Senior Vice President and Chief Financial Officer	43,750		8.04	2026.04.04		—	—	—	—
	10,000		23.84	2027.04.07		—
	7,247		38.24	2028.04.06		—
	8,325		35.04	2029.02.26		—
	12,500		12.88	2030.02.26		—
	18,308		15.72	2031.02.26		—
	39,474	(8)	16.84	2031.12.01		—
	75,000	(9)	5.16	2033.02.28		—
	450,000	(10)	1.75	2034.10.11
Christian Marsolais Senior Vice President and Chief Medical Officer	31,249		1.52	2022.12.20	(11)	4,127	—	—	1,968	(12)
	12,500		8.04	2026.04.04		—
	10,000		23.84	2027.04.07		—
	7,247		38.24	2028.04.06		—
	8,325		35.04	2029.02.26		—
	12,500		12.88	2030.02.26		—
	25,000		12.88	2030.02.26		—
	23,798		15.72	2031.02.26		—
	39,474	(13)	16.84	2031.12.01		—
	75,000	(14)	5.16	2033.02.28		—
	450,000	(15)	1.75	2034.10.11

COMPENSATION	PAGE 51
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Name	Option-Based Awards						Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price (CAD)(2)	Option expiration date		Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
John Leasure Global Commercial Officer	5,379		13.92	2031.07.27		—	—	—	—
	33,333	(16)	13.20	2031.12.01		—
	62,500	(17)	3.80	2033.02.28		—
	375,000	(18)	1.26	2034.10.11
Jocelyn Lafond General Counsel and Corporate Secretary	26,250		1.52	2022.12.20	(19)	3,468	—	—	1,560	(20)
	7,500		8.04	2026.04.04		—
	3,750		23.84	2027.04.07		—
	3,623		38.24	2028.04.06		—
	4,450		35.04	2029.02.26		—
	6,975		12.88	2030.02.26		—
	15,815		15.72	2031.02.26		—
	27,851	(21)	16.84	2031.12.01		—
	50,000	(22)	5.16	2033.02.28		—
	300,000	(23)	1.75	2034.10.11

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)	The exercise price of the options granted to John Leasure is expressed in U.S. dollars.

(3)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70), and, in the case of Mr. Leasure, the Nasdaq ($1.21), by the number of options held and vested as at November 30, 2024.

(4)

The market or payout value of share-based awards that have vested as at November 30, 2024 is determined by multiplying the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) by the number of share-based awards held as at November 30, 2024. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(5)

33,666 options vested on December 1, 2022, and 33,667 options vested on December 1, 2023. 33,667 options will vest on December 1, 2024. Therefore, as at November 30, 2024, 33,667 options could not be exercised.

(6)

83,333 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025. 83,334 options will vest on February 28, 2026. Therefore, as at November 30, 2024, 166,667 options could not be exercised.

(7)

500,000 options vested on October 11, 2024. 500,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 1,000,000 options could not be exercised.

(8)

13,158 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 13,158 options could not be exercised.

(9)

25,000 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 50,000 options could not be exercised.

(10)

150,000 options vested on October 11, 2024. 150,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 300,000 options could not be exercised.

(11)

These options were scheduled to expire during a Black-Out Period. Pursuant to the Option Plan, the term of these options was extended to end on the tenth (10th) consecutive business day following the expiry of a Black-Out Period. Since December 20, 2022, no ten (10) consecutive business day period elapsed during which the Corporation was not subject to a Black-Out Period.

(12)	Represents 1,578 DSUs granted on December 15, 2010.

(13)

13,158 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 13,158 options could not be exercised.

COMPENSATION	PAGE 52
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(14)

25,000 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 50,000 options could not be exercised.

(15)

150,000 options vested on October 11, 2024. 150,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 300,000 options could not be exercised.

(16)

11,111 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 11,111 options could not be exercised.

(17)

20,833 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025. 20,834 options will vest on February 28, 2026. Therefore, as at November 30, 2024, 41,667 options could not be exercised.

(18)

125,000 options vested on October 11, 2024. 125,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 250,000 options could not be exercised.

(19)	See note 11 above.

(20)	Represents 1,250 DSUs granted on December 15, 2010.

(21)

9,283 options vested on December 1, 2022 and 9,284 options vested on December 1, 2023. 9,284 options will vest on December 1, 2024. Therefore, as at November 30, 2024, 9,284 options could not be exercised.

(22)

16,666 options vested on February 28, 2024. 16,667 options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 33,334 options could not be exercised.

(23)

100,000 options vested on October 11, 2024. 100,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 200,000 options could not be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2024, under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Paul Lévesque President and Chief Executive Officer	Nil	Nil	610,048
Philippe Dubuc Senior Vice President and Chief Financial Officer	Nil	Nil	164,945
Christian Marsolais Senior Vice President and Chief Medical Officer	Nil	Nil	145,319
John Leasure Global Commercial Officer	Nil	Nil	164,301
Jocelyn Lafond General Counsel and Corporate Secretary	Nil	Nil	130,272

(1)

The value is determined by assuming that the options that vested during the financial year ended November 30, 2024, would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX, or the Nasdaq, as the case may be, on the vesting date and the exercise price of the options that vested on that date. The closing price of the Common Shares on the TSX and Nasdaq was lower than the exercise price of the options that vested during the financial year ended November 30, 2024, and, accordingly, no value was recorded.

COMPENSATION	PAGE 53
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

(2)

Except as detailed in the note below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November  30, 2024, where CAD 1.00 = $0.7339.

4. Summary of Employment Agreements - Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers as at November 30, 2024 together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2024. Except with respect to Mr. John Leasure and except as disclosed in the notes to the tables below, the amounts set forth in the tables below under “Severance” and under “Value of Stock Options” and “Value of Share-Based Awards” were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2024, where CAD 1.00 = $0.7339.

Paul Lévesque

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Board, and the payment of an annual bonus targeted at 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in incentive programs developed by the Board or any committee thereof and, as such, is entitled to receive up to 100% of the value of his annual base salary in the form of options granted under the Option Plan. The terms of Mr. Lévesque’s employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide a limited annual stipend to Mr. Lévesque with respect to tax advice, medical expenses which would not be covered under the Corporation’s group benefit plan, or any other ancillary matter. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause at any time. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% on his then annual base salary.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his then annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% of his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding the date of his termination. All of his unvested options will also become vested. Mr. Lévesque is entitled to terminate his employment agreement at his sole discretion within twelve (12) months following the occurrence of a “Change of Control” of the Corporation. In such circumstance, Mr. Lévesque will be entitled to receive (i) 100% of his then annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding the date of his termination. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares

COMPENSATION	PAGE 54
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation. A “Change of Control” is also defined as a change in the majority of the individuals composing the Board of Directors at the date of execution of Mr. Lévesque’s employment agreement (“Incumbent Board”); provided, however, that any individual becoming a member of the Board of Directors subsequent to the date of execution of Mr. Lévesque’s employment agreement whose election or nomination for election was approved by a vote of at least a majority of the directors then comprising the Board of Directors will be considered as though such member were part of the Incumbent Board and will not constitute a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	Nil	Nil	Nil
Termination of Employment without Just Cause (3)	1,779,307	Nil	Nil
Termination of Employment without Just Cause in the event of a Change of Control(4)	2,372,408	Nil	Nil
Voluntary Resignation in the event of a Change of Control(4)	1,186,204	Nil	Nil
Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of any event set forth in this table, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Lévesque does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Lévesque had an exercise price inferior to the closing price of the Common Shares on the TSX.

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. Mr. Dubuc’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Board, and the payment of an annual bonus of up to 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Dubuc is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Dubuc’s employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

On July 27, 2023, Mr. Dubuc’s employment agreement was amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Dubuc will be entitled to receive an amount equal to (i) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for

COMPENSATION	PAGE 55
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

an 18-month period if Mr. Dubuc has less than 10 years of service upon termination of his employment agreement; or 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Dubuc has 10 years or more of service upon termination of his employment agreement. Mr. Dubuc will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, or if Mr. Dubuc decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Dubuc will be entitled to receive an amount equal to (i) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Dubuc has less than 10 years of service upon termination of his employment agreement; or (ii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Dubuc has 10 years or more of service upon termination of his employment agreement. All of his unvested options will also become vested. Mr. Dubuc will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Dubuc’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

COMPENSATION	PAGE 56
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	Nil	Nil	Nil
Termination of Employment without Just Cause (3)	719,241	Nil	Nil
Termination of Employment without Just Cause in the event of a Change of Control(4)	719,241	Nil	Nil
Voluntary Resignation in the event of a Change of Control(4)	719,241	Nil	Nil
Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Dubuc does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Dubuc’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Dubuc had an exercise price inferior to the closing price of the Common Shares on the TSX.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012, and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012, between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to set its targeted bonus rate at 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. Mr. Marsolais’ employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus of up to 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Marsolais is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Marsolais’ employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

COMPENSATION	PAGE 57
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

On July 28, 2023, Mr. Marsolais’ employment agreement was further amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Marsolais will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. Mr. Marsolais will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause occurring within 24 months of such “Change of Control”, or if Mr. Marsolais decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Marsolais will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. All of his unvested options will also become vested. Mr. Marsolais will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Marsolais’ agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	4,128	1,968
Termination of Employment without Just Cause (3)	978,106	4,128	1,968
Termination of Employment without Just Cause in the event of a Change of Control(4)	978,106	4,128	1,968
Voluntary Resignation in the event of a Change of Control(4)	978,106	4,128	1,968
Voluntary Resignation(3)	Nil	4,128	1,968

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2024 (1,578) by the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Marsolais’ options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

COMPENSATION	PAGE 58
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

John Leasure

Global Commercial Officer

The Corporation, through its wholly-owned subsidiary Theratechnologies U.S., Inc. (“Thera US”), entered into an employment agreement with Mr. John Leasure on March 23, 2021, for an indeterminate term. Effective April 11, 2022, the Corporation entered into a new employment agreement (“2022 Agreement”) with Mr. Leasure for an indeterminate term. Under the terms of the 2022 Agreement, Mr. Leasure acts as Global Commercial Officer of the Corporation and of all of the Corporation’s subsidiaries. Mr. Leasure is entitled to receive an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus set at 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. The payment of an annual bonus is subject to clawback provisions requiring Mr. Leasure to repay to the Corporation the last bonus received in the event of violations of certain U.S. Food and Drug Administration rules or other laws applicable to the commercialization of pharmaceutical products in the United States. Under the terms of the 2022 Agreement, Mr. Leasure is also entitled to participate in equity-based incentive plans that the Corporation may implement from time to time. The 2022 Agreement provides that he is entitled to receive a number of stock options of the Corporation, if and when granted by the Board of the Corporation under the Option Plan, representing a target value between 20% to 45% of his annual base salary. The Corporation agreed to match on a dollar-for-dollar basis the funding by Mr. Leasure’s Canadian registered retirement savings plan up to an amount equal to 50% of the maximum annual contribution allowed under Canadian applicable laws. Mr. Leasure is entitled to participate in Thera US’ social benefits comprised of disability and death-in-service benefits and health insurance. The 2022 Agreement contains non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. Mr. Leasure is entitled to terminate the 2022 Agreement at will upon thirty (30) days prior written notice to the Corporation.

On July 31, 2023, the 2022 Agreement was amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Leasure’s employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Leasure will be entitled to receive an amount equal to (i) 12 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 12-month period if Mr. Leasure has less than 5 years of service upon termination of his employment agreement (ii) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Leasure has less more than 5 years but less than 10 years of service upon termination of his employment agreement; or (ii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Leasure has 10 years or more of service upon termination of his employment agreement. Mr. Leasure will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Leasure’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, or if Mr. Leasure decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Leasure will be entitled to receive an amount equal to (i) 12 months of his annual base salary plus an

COMPENSATION	PAGE 59
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 12-month period if Mr. Leasure has less than 5 years of service upon termination of his employment agreement, (ii) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Leasure has more than 5 years but less than 10 years of service upon termination of his employment agreement; or (iii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Leasure has 10 years or more of service upon termination of his employment agreement. All of his unvested options will also become vested. Mr. Leasure will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In Mr. Leasure’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share -based awards(2) ($)
Retirement(3)	Nil	Nil	Nil
Termination of Employment without Just Cause (3)	480,816	Nil	Nil
Termination of Employment without Just Cause in the event of a Change of Control(4)	480,816	Nil	Nil
Voluntary Resignation in the event of a Change of Control(4)	480,816	Nil	Nil
Voluntary Resignation(3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2024, on the Nasdaq ($1.21) and the exercise price of each vested option as at November 30, 2024. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(2)	Mr. Leasure does not hold any share-based awards.
(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(4)

In the event of a Change of Control, all of Mr. Leasure’s options become vested. The value is the difference between the closing price of the Common Shares on November 29, 2024, on the Nasdaq ($1.21) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Leasure had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

COMPENSATION	PAGE 60
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Jocelyn Lafond

General Counsel and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Lafond on March 29, 2007, and an amendment was subsequently entered into on July 5, 2012, to change some of the termination terms. Additional amendments were then entered into on July 27, 2023, and December 15, 2023, to further amend the termination terms of Mr. Lafond’s employment and to increase his annual bonus target rate to 40% from 33.33% beginning in the 2024 fiscal year of the Corporation. Mr. Lafond’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus of up to 40% (33.33% in the 2023 fiscal) of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Lafond is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Lafond’s employment agreement contain non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

On July 27, 2023, an amendment to the termination terms of Mr. Lafond’s employment agreement was entered into. Under the new terms, if the Corporation terminates Mr. Lafond’ employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Lafond will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. Mr. Lafond will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lafond’s employment without just and sufficient cause occurring within 24 months of such “Change of Control”, or if Mr. Lafond decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Lafond will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. All of his unvested options will also become vested. Mr. Lafond will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Lafond’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

COMPENSATION	PAGE 61
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	3,468	1,560
Termination of Employment without Just Cause (3)	733,040	3,468	1,560
Termination of Employment without Just Cause in the event of a Change of Control(4)	733,040	3,468	1,560
Voluntary Resignation in the event of a Change of Control(4)	733,040	3,468	1,560
Voluntary Resignation(3)	Nil	3,468	1,560

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2024 on the TSX (CAD 1.70) and the exercise price of each vested option as at November 30, 2024. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2024 (1,250) by the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Lafond’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

COMPENSATION	PAGE 62
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

5.	Performance Graph

The following graph compares a cumulative annual total shareholder return (“TSR”) on a CAD 100 investment in the Common Shares over a five-year period between December 1, 2019, and November 30, 2024, against a cumulative total shareholder return on the S&P/TSX Composite Index assuming that all dividends are reinvested (“S&P/TSX”), the ARCA Biotechnology Index (“BTK”), and the NASDAQ Biotechnology Index (“NBI”) over that same period. This graph also shows the trend on the aggregate compensation paid to named executive officers (as they then were for each of those years) over the same period.

	2019	2020	2021	2022	2023	2024
Theratechnologies	100,0	74,1	104,4	67,4	12,5	9,6
S&P / TSX Composite Index	100,0	100,9	121,2	120,0	118,8	150,5
ARCA Biotechnology Index (BTK)	100,0	110,1	106,8	106,3	97,0	120,0
NASDAQ Biotechnology (NBI)	100,0	121,3	127,6	115,7	103,2	123,7
Agregate Compensation	100,0	186,2	169,1	194,7	159,4	247,1

COMPENSATION	PAGE 63
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

The trend shown in the above performance graph indicates that, since December 1, 2019, the TSR on a CAD 100 investment in the Common Shares underperformed the S&P/TSX Composite Index, the BTK and the NBI.

The value of the total compensation received by the Named Executive Officers over the past five years, as they then were, compared to the TSR fluctuated as follows:

•	between December 1, 2019 and November 30, 2020, the TSR decreased by 26% while the total compensation grew by 86%;

•	between December 1, 2020 and November 30, 2021, the TSR grew by 41% while the total compensation decreased by 9%;

•	between December 1, 2021 and November 30, 2022, the TSR decreased by 36% while the total compensation grew by 21%; and

•	between December 1, 2022 and November 30, 2023, the TSR decreased by 81% while the total compensation decreased by 23%.

•

between December 1, 2023 and November 30, 2024, the TSR decreased by 23% while the total compensation increased by 55%. The increase in the value of the aggregate compensation received by the Named Executive Officers is mainly due to the increase in the number of stock options granted in October 2024 compared to previous years.

COMPENSATION	PAGE 64
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

1. (a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

•  Joseph Arena;

•  Frank Holler;

•  Andrew Molson;

•  Dawn Svoronos;

•  Elina Tea;

•  Dale Weil; and

•  Jordan Zwick.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

•  Joseph Arena;

•  Frank Holler;

•  Andrew Molson;

•  Dawn Svoronos;

•  Elina Tea;

•  Dale Weil; and

•  Jordan Zwick.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, was not “independent” in the last fiscal year given his position with the Corporation. Mr. Paul Lévesque is a nominee proposed for election at the Meeting. If elected as a director at the Meeting, Mr. Lévesque will not be “independent” within the meaning of the Regulation as a result of his position with the Corporation.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Seven (7) of the eight (8) directors were independent from the Corporation in the last fiscal year. Seven (7) of the eight (8) nominees proposed for election at the Meeting are independent.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 65
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Frank Holler, the Chair of the Board, is a director Delivra Health Brands Inc.

Andrew Molson is a director of Molson Coors Beverage Company and Dundee Corporation.

Dawn Svoronos is a director of Xenon Pharmaceuticals Inc., Adverum Biotechnologies, Inc. and Acelyrin, Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2023. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the Chair of the Board assesses with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were twenty-one (21) meetings of the independent directors in the financial year ended November 30, 2024.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Frank Holler, is independent.

The Chair of the Board’s role and responsibilities consist in:

•  Representing the Corporation vis-à-vis shareholders and members of the public;

•  Preparing the agendas for all Board meetings;

•  Presiding over each Board meeting and shareholders meeting;

•  Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

•  Following-up with the President and Chief Executive Officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

•  Assessing the circumstances requiring the holding of special meetings of the Board; and

•  Following-up with committee chairs on topics discussed at Board meetings.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Item II – Subjects to be treated at the meeting - Election of Directors – Composition of the Board of Directors - Nominees” above.

2. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix B attached to this Circular.

3.  (a)Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board and the chair of each Board committee. The persons acting as Chair of the Board and chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the Chair of the Board.

The role and responsibilities of the chair of each Board committee consist in:

•  Preparing the agendas for each committee meeting;

•  Presiding over each committee meeting;

•  Following-up on matters discussed at committee meetings, if and when necessary; and

•  Reporting to the Chair of the Board and the Board.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 66
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

•  Representing the Corporation vis-à-vis shareholders and members of the public;

•  Implementing and driving the Corporation’s strategy;

•  Understanding of the biopharmaceutical and pharmaceutical industry on a global basis (sales, marketing and market access);

•  Supervising the activities related to the commercialization of the Corporation’s products in the United States;

•  Supervising the activities related to research and development activities;

•  Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

•  Overseeing the control of expenses;

•  Having leadership skills;

•  Understanding of finance;

•  Ensuring compliance with an ethical conduct;

•  Reporting to the Board; and

•  Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed with the Board. The Chair of the Board has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.  (a)   Briefly describe what measures the Board takes to orient new members regarding:

(i) the role of the Board, its committees and its Directors, and

(ii)  the nature and operation of the issuer’s business.

The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix C to this Circular.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

•  Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

•  At Board meetings, members of management are invited to present on business activities;

•  Consultants are invited from time to time at Board and/or committee meetings to update Board and committee members on various topics relating to the business of the Corporation;

•  Directors attending conferences or seminar addressing relevant topics to the Corporation;

•  Providing directors with published research reports written by healthcare analysts.

5. (a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and a policy against corruption of civil servants pursuant to the Foreign Corrupt Practices Act (United States) (the “Policy”). On March 3, 2022, the Board amended and restated the Code.

(i) disclose how a person may obtain the code;	The Code and the Policy are available on the website of the Corporation at www.theratech.com under the section “Compliance, Ethics & Privacy”.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 67
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	The Board monitors compliance with the Code by requiring that all directors, employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board also relies on management to report any conduct that is contrary to the Code to the Chair of the Board or the Chair of the Nominating and Corporate Governance Committee.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to for the disclosure of any interest a director has or may have in a transaction or agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director discloses any interest he/she may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted the Code and is trained once a year on it by the compliance officer of the Corporation.

The Board also emphasizes to management during Board meetings the importance of managing the Corporation with the highest ethical standards with a zero tolerance policy on deviations. The Board also relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6. (a) Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination.

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

•  Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

•  Retaining the services of a third party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual is met by the Chair of the Board and other Board members. In addition, the individual’s background is reviewed.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee was comprised of four (4) independent directors in the fiscal year ended November 30, 2024, namely:

•  Andrew Molson (chair);

•  Frank Holler;

•  Dawn Svoronos; and

•  Dale Weil.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix D to this Circular.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 68
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

7. (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assesses the performance of each executive officer on a yearly basis against the Corporation’s annual objectives and each executive officer’s personal objectives to determine whether an executive officer is entitled to a bonus in the form of cash for his/her services and/or the grant of stock options. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Corporation has a Compensation Committee comprised of independent directors only. In the fiscal year ended November 30, 2024, the Compensation Committee was comprised of the following three (3) independent directors:

•  Dale Weil (Chair);

•  Andrew Molson; and

•  Joseph Arena.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are described in Appendix E to this Circular.

8. If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.  Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an ongoing basis.

For the last fiscal year ended November 30, 2024, the Board did not conduct a formal assessment of each individual director.

10.  Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a description of those director term limits or other mechanisms of board renewal.

Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II – Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 69
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

11.  (a)  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Charter of the Nominating and Corporate Governance Committee embeds the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

Theratechnologies has not adopted a written policy relating specifically to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women. As described under “Item II – Subject to be treated at the meeting – Board Gender and Ethnic Diversity”, assuming all nominees are elected as directors at the Meeting, three (3) women out of eight (8) directors will comprise the Board of Directors, or 38% of all directors.

(b)   If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions;

(ii)  the measures taken to ensure that the policy has been effectively implemented;

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv) whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Theratechnologies.

12.  Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board and the Nominating and Corporate Governance Committee consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board. See Section 11(a) above.

13.  Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Theratechnologies is sensitive to the representation of women holding executive officer positions. However, as for Board candidacy, management will seek to retain the services of the most available skilled person(s) to fulfill available position(s).

14. (a) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 70
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.	Theratechnologies has no target with respect to women in executive officer positions. The Corporation wishes to retain discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates.

(c) If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose: (i) the target; and (ii) the annual and cumulative progress of the issuer in achieving the target.	N.A.

15. (a) Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.	Ms. Dawn Svoronos , Ms. Elina Tea and Ms. Dale Weil acted as directors of the Corporation in the last fiscal year. As at November 30, 2024, they represented 38% of all Board members. If Ms. Svoronos, Ms. Weil and Ms. Tea are elected at the Meeting, the representation of women on the Board will account for 43% of independent directors.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.	The number of executive officers at Theratechnologies amounts to seven (7), one of whom is a woman, namely Ms. Marie-Noël Colussi. Ms. Colussi acts as Vice President, Finance. The proportion of women holding executive positions at Theratechnologies amounts to 14%.

CORPORATE GOVERNANCE DISCLOSURE	PAGE 71
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

ITEM V.	OTHER INFORMATION

1.	Audit Committee Information

General

As at November 30, 2024, the audit committee (the “Audit Committee”) was comprised of three (3) independent directors, namely, Mr. Frank Holler, who has been acting as Chair since May 13, 2021, Ms. Elina Tea, and Mr. Jordan Zwick. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110—Audit Committees and Mr. Frank Holler was designated as a “financial expert” under U.S. securities regulation during the last fiscal year. Mr. Frank Holler has now been designated a “financial expert” under U.S. securities regulation. The Audit Committee members meet without Executive Officers at each meeting of the Audit Committee. During the fiscal year ended November 30, 2024, the Audit Committee met a total of five (5) times.

Biography of Audit Committee Members Seeking Reelection

The biography of each Audit Committee member is found under “Item II – Subjects to be treated at the meeting – Election of Directors – Composition of the Board of Directors – Nominees” above.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

•	the integrity of the Corporation’s financial statements and information related thereto;

•	the Corporation’s internal control system;

•	the appointment and performance assessment of the external auditors; and

•	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing in greater details the role and responsibilities of the Audit Committee is attached as Appendix F to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors and the fees related thereto. These services may include audit services, audit-related services, tax services and other services. The external auditors and the Corporation’s management report to the Audit Committee on all services performed by the external auditors and on the fees for those services. The Audit Committee approved all of the fees listed in the table above under “Item II – Subjects to be treated at the meeting – Appointment of Auditors”.

OTHER INFORMATION	PAGE 72
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2024 and November 30, 2023, respectively, are shown in the table above under “Item II. – Subjects to be treated at the meeting – Appointment of Auditors”.

2.	Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 8, 2026.

3.	Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form or a Form 20-F and this Circular with each Canadian Securities Commission. The Corporation is also a reporting issuer in the United States and qualifies as a “foreign private issuer” under U.S. securities laws.

The financial information of the Corporation is provided in the Corporation‘s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2024. Copies of the Corporation‘s financial statements, management proxy circular and Form 20-F may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 11th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR+ Website at www.sedarplus.ca and the EDGAR Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

OTHER INFORMATION	PAGE 73
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

4.	Approval by the Board

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 30, 2025.

(signed) Jocelyn Lafond

Jocelyn Lafond

General Counsel and Corporate Secretary

OTHER INFORMATION	PAGE 74
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX A

RESOLUTION 2025-1 – APPROVAL OF OMNIBUS

INCENTIVE PLAN

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

THAT the Omnibus Incentive Plan (the “Omnibus Incentive Plan”), as described in the Corporation’s Management Information Circular dated April 30, 2025 under the heading “Item II. – Subjects to be treated at the meeting – Approval of Omnibus Incentive Plan”, be and is hereby approved and ratified;

2.

THAT all unallocated options, stock appreciation rights, deferred share units, restricted share units and performance share units (“Awards”) under the Omnibus Incentive Plan are hereby approved and ratified, and the setting-aside, allotting and reserving of a maximum of 20% of the Corporation’s issued and outstanding Common Shares from time to time for issuance pursuant to the exercise and settlement of Awards granted under the Omnibus Incentive Plan is hereby approved and ratified;

3.

THAT the Corporation have the ability to continue granting Awards and issuing Common Shares under the Omnibus Incentive Plan until May 29, 2028, which is the date that is three (3) years from the date of the shareholders’ meeting at which shareholder approval is being sought; and

4.

THAT any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her entire discretion, his or her determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

APPENDIX A – APPROVAL OF OMNIBUS	PAGE 75
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and other Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS	PAGE 76
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up to date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS	PAGE 77
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006, Board meeting.

APPENDIX B – MANDATE OF THE BOARD OF DIRECTORS	PAGE 78
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX C

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies and procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest circular and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

APPENDIX C – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY	PAGE 79
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

APPENDIX C – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY	PAGE 80
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX D

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members;

F.	Succession planning; and

G.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	PAGE 81
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chair of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chair of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

1.	Develop an orientation and continuing education policy for Directors.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	PAGE 82
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

F.	Succession Planning

1.	Develop and monitor succession plans for the Board.

G.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	PAGE 83
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006, Board meeting and amended during the February 7, 2017, August 7, 2019, and December 10, 2019, Board meetings.

APPENDIX D – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	PAGE 84
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX E

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Compensation of Senior Management;

B.	Assessment of Senior Management, including an overview and monitoring of the yearly objectives of the Chief Executive Officer (the “CEO”) and other members of Senior Management;

C.	Compensation of Directors;

D.	Stock option grants;

E.	Overall increase in total compensation; and

F.	Review of the succession plan covering the CEO and other members of senior management, including the assessment of the risks related thereto.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.

Develop a compensation policy for the Corporation’s senior management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long-term incentive plans, stock options, indirect advantages and benefits proposed by the CEO. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

2.	Review and establish all forms of compensation to senior management.

3.	Oversee, as required, employment contracts and terminations of senior management, notably severance pay.

4.	Oversee the Corporation’s circular on senior management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

APPENDIX E – COMPENSATION COMMITTEE CHARTER	PAGE 85
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

B.	Assessment of Senior Management

1.	Develop a written position description for the CEO.

2.	Establish general objectives annually for the CEO of the Corporation and for other members of senior management.

3.

Examine and annually assess the objectives of the CEO set by this Committee as well as those of each member of Senior Management set by the CEO, including a mid-year monitoring exercise of these objectives.

4.	Examine, in collaboration with the CEO, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s senior management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

E.	Overall Increase in Total Compensation

1.	Approve annually the Corporation’s increase in overall compensation.

APPENDIX E - COMPENSATION COMMITTEE CHARTER	PAGE 86
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

F.	Succession Plan

1.	Develop and monitor succession plan for the CEO and other members of senior management.

2.	Evaluate and recommend to the Board succession plans for the CEO and other members of senior management and oversee the implementation of such succession plans.

3.	Assess the risks related to the CEO’s and other members of senior management’s departure, resignation, retirement, long-term disability or sudden death.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. Before retaining or seeking advice from external legal counsel or other external advisors (other than the Corporation’s in-house counsel), the Committee must take into consideration the six factors specified in NASDAQ Listing Rule 5605(d)(3)(D) or any successor provision thereto. The Committee shall set the compensation, and oversee the work, of the external legal counsel or other external advisor. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.	Minimum Meeting Requirements

The Committee shall meet at least twice per year to discharge its duties, including a mid-year review to monitor and assess the yearly objectives of the CEO and that of the other members of Senior Management.

VI.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VII.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VIII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

IX.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

APPENDIX E - COMPENSATION COMMITTEE CHARTER	PAGE 87
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

X.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

XI.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XII.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XIII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIV.	Effective Date

This charter was adopted by the Directors at its May 3, 2004, Board meeting. It was amended by the Directors during the February 8, 2006, August 7, 2019, and December 10, 2019, Board meetings.

APPENDIX E - COMPENSATION COMMITTEE CHARTER	PAGE 88
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX F

AUDIT COMMITTEE CHARTER

I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of significant or material control deficiencies;

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 89
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of forward-looking information and use of non-GAAP financial measures).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditor’s report to the Committee on the planning of external auditing; and

d.	the external auditor’s report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 90
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

4.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.

Authorize the Chair of the Committee to pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary where such engagements have not been pre-approved by the Committee as set forth above under paragraph 4; provided, however, that the upper limit of the amount of such approval shall be determined annually by the Committee; and provided, further, that the Chair reports any approval to the Committee at the next meeting of the Committee following the date on which the approval was given by the Chair.

6.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 91
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

7.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the external auditor regarding financial reporting.

9.	Review the audit process with the external auditor.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.	Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 92
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, as and when applicable, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 93
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004, Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015, August 7, 2019, and May 13, 2021, Board meetings.

APPENDIX F – AUDIT COMMITTEE CHARTER	PAGE 94
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.